Nexa Reports First Quarter 2026 Results including Net Income of US$118 million and Adjusted EBITDA of US$283 million

Luxembourg, May 6, 2026 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) announces today its results for the three-month period ended on March 31, 2026. This Earnings Release should be read in conjunction with the “Condensed consolidated interim financial statements at and for the three-month period ended on March 31, 2026” (“Financial Statements”). This document contains forward-looking statements.

CEO Message – Ignacio Rosado

In the first quarter of 2026, Nexa generated a substantially stronger year-over-year result, with net revenues up 42% and Adjusted EBITDA up 126% versus 1Q25. The improvement was driven by higher realized prices across our metal portfolio, most notably silver, with LBMA prices up 164% year-over-year, reflecting strong investment and central bank demand alongside geopolitical risk premiums tied to the Middle East conflict, combined with stronger smelting sales volume. Adjusted EBITDA margin expanded to 31.8%, up 11.8 p.p. year-over-year, reflecting the operating leverage of our integrated mine-smelter business model.

These strong results were achieved against the backdrop of heavy rainfall at Cerro Lindo, an illegal community blockade at Atacocha, and a shaft constraint at El Porvenir that affected our Peruvian production sequentially. These issues have been addressed, and the affected operations are returning to normal run rates. At the same time, Aripuanã delivered another quarterly zinc production record, supported by higher head grades, and our Brazilian smelters continued their multi-year recovery plan, with Juiz de Fora producing 56% more zinc than in 1Q25 and Três Marias up 17%.

In April 2026, we reached the delivery threshold under our Cerro Lindo silver streaming agreement, reducing the streamed share of production from 65% to 25%. This transition represents a meaningful and recurring contribution to Nexa's cash generation from 2Q26 onward.

Our financial position remains strong, underpinned by improved net leverage (1.59x at quarter-end) and comfortable total available liquidity. The negative free cash flow this quarter reflects the typical first-quarter working capital pattern, which we expect to reverse over the remainder of the year. We continue to monitor macroeconomic and geopolitical developments and their potential impact on our operations and supply chain, and remain proactive in managing the related risks.

We reaffirm our 2026 guidance for production, CapEx and costs. With the first-quarter constraints at Peruvian operations resolved, commissioning of the Aripuanã fourth tailings filter underway, and the Cerro Lindo streaming transition in effect, Nexa is well-positioned to deliver on our full-year objectives and to continue strengthening free cash flow generation throughout 2026. Our operations benefit from an electrical energy matrix that is almost entirely renewable, predominantly hydroelectric, supporting both cost discipline and our long-standing decarbonization commitments.

Summary of Financial Performance

US$ million (except per share amounts)	1Q26	4Q25	1Q25
Net revenues	888	903	627
Net income	118	81	29
EBITDA	286	271	120
Basic and diluted earnings per share ("EPS")	0.67	0.38	0.09
Adjusted net income (1)	115	110	34
Adjusted EBITDA (1)	283	300	125
Adj. EBITDA margin (%) (1)	32%	33%	20%
Adjusted basic and diluted earnings per share (1)	0.67	0.60	0.16
Operating cash flow before working capital (2)	308	299	165
CapEx	72	125	50
Free Cash flow	(126)	51	(226)
Liquidity (3)	396	522	401
Net debt	1,481	1,303	1,488
Net Debt/LTM Adj. EBITDA (1)	1.59x	1.69x	2.09x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release – US$(3) million in 1Q26, US$5 million in 1Q25 and US$29 million in 4Q25. For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements.

(2) Working capital variations had a negative impact of US$283 million in 1Q26 and US$274 million in 1Q25, and a positive impact of US$49 million in 4Q25.

(3) Total cash, as defined as, Cash, cash equivalents and financial investments.

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Table of Contents	Earnings Release 1Q26

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Executive Summary

Consolidated Financial Performance Year-over-year results reflect stronger metal prices and higher smelting volumes, partially offset quarter-over-quarter by lower output from owned mines

Net revenues US$888 million -2% QoQ | +42% YoY

Net revenues slightly decreased 2% quarter-over-quarter to US$888 million, as lower mining sales volume for all metals were partially offset by 4% higher smelting sales volume and a stronger by-products contribution of approximately US$38 million, driven by favorable metal prices. The 42% year-over-year increase reflects higher smelting sales volume, higher LME prices (except for lead) and LBMA metal prices, resulting in an expanded by-products contribution of approximately US$156 million.

Earnings: Net Income of US$118 million and Adjusted Net Income of US$115 million reflected stronger operating performance, lower mineral exploration and project evaluation expenses, and a US$23 million foreign exchange gain from the appreciation of the Brazilian real against the U.S. dollar. The reconciliation for the adjusted figures is detailed in the “Net Income (Loss)” section of this earnings release. Earnings per share (“EPS”) growth outpaced net income growth in both periods.

Consolidated Adjusted EBITDA of US$283 million decreased 6% quarter-over-quarter. The principal driver was higher unit costs from increased third-party concentrate consumption, required to compensate for temporarily lower volumes at our owned mines, which we expect to return to normal design level over the coming quarters. This was partially offset by stronger by-products pricing, particularly sulfuric acid and copper cement and higher smelting sales volume at higher zinc prices. The 126% year-over-year increase reflects higher mining and smelting volumes against a depressed 1Q25 base, combined with stronger metal prices.

Margins: The 1.4 p.p. quarter-over-quarter margin contraction reflects the cost pressure from third-party concentrate, which was partially offset by the benefit from higher metal prices. The 11.8 p.p. year-over-year expansion reflects higher sales volumes in both segments and a stronger metal prices environment.

Mining Adjusted EBITDA of US$231 million increased 147% year-over-year, supported by higher zinc prices and a larger by-products contribution against a lower 1Q25 base. The 13% quarter-over-quarter decline reflects lower sales volumes across all metals, partially offset by stronger by-products contribution from higher metal prices.

Smelting Adjusted EBITDA of US$51 million increased 50% quarter-over-quarter, supported by higher realized treatment charges, lower costs and G&A, and a positive net price effect from higher zinc prices. This was partially offset by lower by-products contribution from unfavorable mark-to-market adjustments on silver and copper prices. The 63% year-over-year increase reflects higher sales volumes and improved zinc price realization.

Net income | EPS US$118 million +46% QoQ | +311% YoY US$0.67 per share +77% QoQ | +654% YoY
Adj. Net Income | Adj. EPS US$115 million +5% QoQ | +237% YoY US$0.67 +11% QoQ | +315% YoY
Consolidated Adj. EBITDA US$283 million -6% QoQ | +126% YoY
Adj. EBITDA Margin 31.8% -1.4 p.p QoQ | +11.8 p.p YoY
Mining Adj. EBITDA US$231 million -13% QoQ | +147% YoY
Smelting Adj. EBITDA US$51 million +50% QoQ | +63% YoY

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Operational Performance

Smelting performance and stronger by-products contribution supported the quarter; mining output softened on lower treated ore volumes stemming from temporary constraints at Peruvian operations.

Mining Segment

Zinc production of 79kt rose 18% year-over-year, supported by improved ore grades across all mines. On a quarter-over-quarter basis, production declined 13%, primarily reflecting lower treated ore volumes at the Cerro Pasco Complex and at Cerro Lindo, the latter affected by heavy rainfall during the quarter. Aripuanã and Vazante operated in line with expectations.

Copper production of 6.4kt declined 16% year-over-year and 21% quarter-over-quarter, reflecting lower treated ore volumes and planned mine sequencing, which resulted in lower overall copper grade.

Silver production totaled 2.3MMoz, decreasing 3% year-over-year, primarily driven by lower treated ore volumes, despite slightly higher silver grades. Quarter-over-quarter, silver production declined 19%, reflecting both lower treated ore volumes and lower grades.

Cost per run-of-mine (Cost ROM) of US$57/t rose 1% quarter-over-quarter and 19% year-over-year. Quarter-over-quarter, lower treated ore volumes across all operations resulted in higher unit costs mainly at Cerro Lindo, Atacocha and Vazante, partially offset by reduced operating costs at Aripuanã and El Porvenir. Year-over-year, the increase reflects higher unit costs across all operations, except Atacocha, primarily driven by higher maintenance costs at Vazante, Aripuanã and Cerro Lindo, with Vazante also impacted by unfavorable foreign exchange variation.

Mining cash cost of US$(0.76)/lb declined by US$0.18/lb quarter-over-quarter and US$0.87/lb year-over-year, driven by stronger by-products credits of US$0.32/lb on a quarterly basis, and US$0.80/lb on a yearly basis and higher sales volumes, which more than offset higher unit operating costs. The negative cash cost reflects the magnitude of the by-products credit relative to direct operating expenses.

Sales volumes: Total zinc sales (metallic + oxide) of 147kt increased 4% quarter-over-quarter and 13% year-over-year, driven higher production at Juiz de Fora and Três Marias, reflecting ongoing operational improvements, particularly at the hydrometallurgy and roasting areas, which enhanced overall plant efficiency.

Smelting conversion cost of US$0.34/lb was broadly flat quarter-over-quarter (+0.4%) and rose 4% year-over-year. The year-over-year increase reflects higher operational costs and the appreciation of the Brazilian real, which impacted our Brazilian smelters, partially offset by higher sales volumes.

Smelting cash cost of US$1.40/lb declined 1% quarter-over-quarter and rose 20% year-over-year. The year-over-year increase reflects higher raw material costs due to higher zinc prices and lower treatment charges, partially offset by higher sales volumes and stronger by-products contribution.

Guidance: We reaffirm our 2026 guidance for mining zinc production, smelting sales, and costs across both segments.

Zinc Production 79kt -13% QoQ | +18% YoY
Copper Production 6.4kt -21% QoQ | -16% YoY
Silver Production 2.3MMoz -19% QoQ | -3% YoY
Cost per ROM US$57/t +1% QoQ | +19% YoY
Cash Cost US$(0.76)/lb -0.18/lb QoQ | -0.87/lb YoY
Smelting Segment
Total Zinc Sales 147kt +4% QoQ | +13% YoY
Conversion Cost US$0.34/lb +0.4% QoQ | +4% YoY
Cash Cost US$1.40/lb -1% QoQ | +20% YoY

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Financial Position, Investments and Financing

Seasonal working capital outflow drove negative free cash flow in the quarter, consistent with first-quarter patterns; leverage improved to 1.59x on stronger LTM Adjusted EBITDA; Solid liquidity at quarter-end.

OCF before working capital US$308 million +3% QoQ | +87% YoY

Operating cash flow (OCF) before working capital reached US$308 million, up 87% year-over-year and 3% quarter-over-quarter, reflecting higher operating income on the back of stronger metal prices and improved operational performance.

Net operating cash flow of US$(56) million reflected an operating working capital and other variations outflow of US$283 million in the quarter, mainly driven by lower trade and confirming payables and income tax payments. This pattern is consistent with first-quarter seasonality across our jurisdictions, and we expect the working capital outflow to gradually reverse over the next three quarters.

CapEx of US$72 million was directed primarily toward mine development and sustaining expenditures. Phase I of the Cerro Pasco Integration Project continued on schedule, with US$8 million of the total US$31 million 2026 guidance invested in 1Q26. The 43% quarter-over-quarter decline reflects the typical Q4-to-Q1 pattern; the 42% year-over-year increase reflects Cerro Pasco tailings pumping system. We reaffirm 2026 CapEx guidance of US$381 million.

Free cash flow of US$(126) million reflected the seasonal operating working capital and other variations outflow described above, partially offset by operating earnings generated in the quarter. This compares to free cash flow of US$(226) million in 1Q25.

Liquidity: Our total available liquidity at quarter-end was US$396 million comprising cash and cash equivalents, and financial investments. The quarter-over-quarter decline mainly reflects the working capital outflow. Cash on hand alone covers all debt commitments over the next four years. Including the US$320 million undrawn sustainability-linked revolving credit facility, the total liquidity at the end of the quarter was US$716 million.

Debt profile: Our Gross debt of US$1,768 million rose 4% quarter-over-quarter, reflecting a new US$40 million 6-month loan acquired in the quarter at 4.69% interest rate, as well as US$17 million of unfavorable foreign exchange translation on BRL-denominated debt. Our debt portfolio carries an average maturity of 7.2 years at an average interest rate of 6.27% per year.

Net Leverage: Net debt to LTM Adjusted EBITDA of 1.59x improved 0.09x quarter-over-quarter and 0.50x year-over-year. The improvement was driven by stronger LTM Adjusted EBITDA of US$929 million; net debt rose 14% quarter-over-quarter on negative Free cash flow and a new short-term loan. We continue to target debt leverage within our stated range below 1.7x throughout 2026.

Net operating cash flow US$(56) million -120% QoQ | -70% YoY
CapEx US$72 million -43% QoQ | +42% YoY
Free cash Flow US$(126) million -346% QoQ | -44% YoY
Liquidity US$396 million -24% QoQ | -1% YoY
Gross Debt US$1,768 million +4% QoQ | -1% YoY
Net Debt US$1,481 million +14% QoQ | 0% YoY
Net Leverage 1.59x -0.09x QoQ | -0.50x YoY

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Key Highlights

ESG Highlights

Sustainability & Community Engagement

Nexa views sustained investment in community development and women's empowerment, alongside strong environmental performance, as integral to its operational risk management. In mining, the strength of community relationships directly affects continuity of operations, permitting timelines, and project execution, making these programs a core component of how Nexa protects its social license to operate and long-term shareholder value.

Women’s Empowerment & Plurality

▪	In 1Q26, Nexa expanded women's economic empowerment programs near the Cajamarquilla unit in Peru through Mujeres Tejedoras (technical and financial training in textile production) and Mujeres que Transforman (community leadership, food security, and bio-garden implementation), combining skills training with income-generation support.
▪	In February 2026, Nexa hosted a Women in Mining Peru delegation at Cerro Lindo, featuring operational processes, water management practices, and initiatives to strengthen female leadership.

Community Investment & Infrastructure

▪	In February 2026, Nexa announced eight projects selected under the second Nexa Transforma Social Call for Proposals, with funding directed at entrepreneurship, formal employment access, and agricultural support throughout 2026.
▪	In March 2026, Nexa delivered a new cassava flour production facility to the Ponte Nova Indigenous Village in Aripuanã under its Basic Environmental Plan, supporting traditional productive activities and income generation.
▪	Also in March 2026, Nexa completed renovations at three schools in Lurigancho-Chosica, near our Cajamarquilla smelter in Lima, benefiting approximately 2,300 students. Improvements included new libraries, reading spaces, play areas, and a laboratory, alongside the addition of digital whiteboards and laptops to support digital learning. The projects also upgraded ventilation, lighting, accessibility, and furnishings across the three sites.

Emergency Response

▪	In March 2026, Nexa supported emergency response efforts in Juiz de Fora following severe rainfall in the region, donating PPE to the municipality and the Military Police, and mobilizing internal donation campaigns across its units.

Decarbonization & Innovation

Operational Optimization & Low-Carbon Solutions

▪	In March 2026, Nexa completed final commissioning of the backfill optimization project at Cerro Lindo. The project addressed elevated cement consumption resulting from Cerro Lindo's long pumping distances and historical mix design parameters, delivering significant reductions in both cement and water consumption versus 1Q25 baselines.
▪	Also in March 2026, Nexa advanced in partnership with a third-party in Peru, an AI-based geomechanically monitoring solution at Cerro Lindo, with validation expected by the end of 2026. The system combines thermal mapping with AI-driven image analysis to identify early indicators of potential rockfalls, improving the speed and quality of geomechanically assessments, and strengthening rockfall risk management for underground operations.

Industry Leadership & Governance

Operational Excellence & Governance

▪	During 1Q26, Nexa has reinforced its safety protocols and intensified field engagement across operations, consistent with its Zero Harm culture. In February 2026, Nexa held its first ESG & HS&E Leaders Meeting, bringing together executives and unit managers to advance the 2026 Master Plan and strengthen the integration of health, safety, environment, and ESG priorities.

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Regulatory & Permitting

▪	In March 2026, Nexa advanced the update of Environmental Impact Studies at the El Porvenir and Atacocha units, progressing the second and third modifications to reflect operational changes. The process incorporates citizen participation mechanisms and strengthens regulatory alignment.

External Recognition & Governance

▪	In February, Nexa was shortlisted as Best Legal Department in Mining and Metallurgy at the Finance & Law Summit and Awards 2026 (FILASA 2026).
▪	Also in February, Nexa received the FY25 Supplier Certification Award from Worthington Steel, recognizing quality, delivery, and responsiveness.

Stakeholder Engagement & Partnerships

▪	In January, Nexa signed a Cooperation Framework Agreement with the National University of Engineering of Peru, establishing a partnership focused on research, innovation, and sustainability in mining.

Sustainability Reporting

▪	On April 24, 2026, Nexa published its 2025 Annual Sustainability Report detailing the Company’s environmental, social, economic and financial performance throughout 2025. The report can be viewed here. (Note: Nexa’s Annual Sustainability Report and other information on our website are not incorporated by reference into this earnings release).

Financial & Corporate Milestones

Management Changes

▪	In April 2026, Nexa announced that Mauro Boletta, Senior Vice President of Smelting and Commercial, will retire after more than 40 years with the Votorantim Group. Mr. Boletta will remain with the Company through May 31, 2026, to support the transition. Ignacio Rosado, CEO, stated: "Mauro has been a cornerstone of our Smelting and Commercial operations, and his leadership has left a lasting mark on Nexa. We are deeply grateful for his contributions and wish him all the best in this new chapter."

Credit Rating

▪	In April 2026, Fitch Ratings reaffirmed Nexa Resources S.A. at 'BBB-' investment grade rating with a 'Stable' outlook.
▪	In April 2026, Fitch Ratings assigned Nexa Recursos Minerais S.A., the Company's Brazilian subsidiary, a first-time National Long-Term Rating of 'AAA(bra)' with a 'Stable' outlook, reflecting the strategic, operational and legal ties to its parent company.

Growth, Portfolio Optimization and Strategic Investments

Cerro Pasco Integration Project

▪	Permitting: In 1Q26, we advanced key permitting and execution activities for the Cerro Pasco Integration Project. Two major environmental filings submitted to SENACE (Peru’s National Environmental Certification Service for Sustainable Investments) are under evaluation: the second Environmental Impact Study Modification (MEIA) for the El Porvenir Mining Unit and the third MEIA for the Atacocha mining. Both approvals are expected in 1Q27.
▪	Execution: Phase I remained on schedule, reaching several on-site milestones during the quarter. Slope stabilization was completed, and earthworks and civil works began for the Pump Building, thickener, water tanks, and Main Substation. Progress also advanced on the assembly of steel structures at the Pump Building. Manufacturing, testing, and packaging of the main equipment were completed in 1Q26, supporting the project schedule for the start of pumping, currently estimated for 2Q27.
▪	Engineering & Planning: Additional Phase I components advanced during the period. Basic Engineering for the E-09 Discharge Plant was completed, and the cross-review of the Detailed Engineering for the raise of Tailings Storage Facility 4142 was finalized. Preparatory activities for Phase II continued, including technical evaluations of the Picasso shaft and underground integration alternatives, aimed at defining the optimal long-term operating configuration of the complex.

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▪	2026 Outlook: Construction and commissioning activities are expected to intensify throughout 2026. With manufacturing and delivery of the main equipment completed in 1Q26, the focus in 2Q26 will shift to civil works and the electromechanical assembly of the main equipment, including the Tailings Thickener and GEHO pumps. The construction phase is expected to conclude in 3Q26, followed by project finalization in 4Q26. Nexa will then begin the process of requesting operating authorization from DGM-MINEM (General Directorate of Mining — Ministry of Energy and Mines).

2025 Mineral Reserves Update

▪	On March 26, 2026, Nexa published its 2025 Year-End Mineral Reserves and Mineral Resources report. As of December 31, 2025, Proven and Probable Mineral Reserves totaled 115.1 million tonnes, a 4.4% increase from 110.3 million tonnes at year end 2024. The increase was driven by Mineral Resource-to-Mineral Reserve conversions across all operations, supported by infill and extension drilling and updated economic parameters reflecting higher metal prices.
▪	Life-of-mine plans were extended at four operations compared to December 31, 2024: Aripuanã by 2 years (2039 to 2041), Vazante by 2 years (2032 to 2034), Cerro Pasco Complex by 2 years (2034 to 2036), and Cerro Lindo by 1 year (2031 to 2032).
▪	The 2026 exploration program will continue to focus on extending life-of-mine at core operations, advancing the Integration Project drilling target at the Cerro Pasco Complex, and expanding the greenfield exploration pipeline across Peru and Brazil.

Corporate Strategic Focus

▪	Nexa remains focused on enhancing free cash flow generation through disciplined capital allocation, prioritizing sustaining capital, brownfield exploration to extend mine life, gross debt reduction, and HS&E initiatives. Total 2026 CapEx Guidance is reaffirmed at US$381 million.

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Consolidated performance

Selected Financial Information

US$ million (except where otherwise indicated)	1Q26	4Q25	1Q25
Net Revenues	888	903	627
Mining	460	532	313
Smelting	609	573	454
Intersegment results | Adjustments	(181)	(202)	(140)
Cost of Sales	(616)	(603)	(501)
Mining	(230)	(256)	(215)
Smelting	(566)	(551)	(424)
Intersegment results | Adjustments	180	204	139
Selling, general and administrative	(41)	(40)	(35)
Mining	(21)	(21)	(18)
Smelting	(21)	(20)	(17)
Intersegment results | Adjustments	1	1	1
Depreciation and amortization	77	65	66
Mining	45	42	42
Smelting	32	24	23
Intersegment results | Adjustments	0	(1)	1
Adjusted EBITDA (1)	283	300	125
Mining	231	266	94
Smelting	51	34	31
Intersegment results | Adjustments	0	0	0
Adj. EBITDA margin (%)	31.8%	33.2%	20.0%
Net income	118	81	29
Attributable to Nexa's shareholders	89	50	12
Attributable to non-controlling interests	29	31	17
Basic and diluted earnings per share	0.67	0.38	0.09
Adjusted net income (1)	115	110	34
Attributable to Nexa's shareholders	89	80	21
Attributable to non-controlling interests	27	30	13
Adjusted basic and diluted earnings (loss) per share (1)	0.67	0.60	0.16

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements. This is a note about segments, and one of the explanations for the new adjustment for cash dividend at the consolidated level was to keep consistency with segment information.

Net Revenues

In 1Q26, net revenues totaled US$888 million, up 42% year-over-year and down 2% quarter-over-quarter. The year-over-year increase was driven by higher smelting sales volume, higher zinc and copper prices, and a substantial increase in by-products contribution of approximately US$156 million, supported by a notable silver price environment. The LBMA silver price averaged US$84/oz in 1Q26, up 164% from US$32/oz in 1Q25 – the largest year-over-year price move across our metal portfolio. The 2% quarter-over-quarter decline reflects lower mining sales volume, partially offset by higher smelting sales volume and continued strength in metal prices, particularly for silver and copper. Detailed segment performance is discussed in the “Mining Operational Performance” and “Smelting Operational Performance” sections. For a broader view on metal prices, refer to the “Market Scenario” section.

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Cost of Sales

In 1Q26, cost of sales amounted to US$616 million, up 23% year-over-year and 2% quarter-over-quarter. This performance was primarily attributable to higher smelting sales volume and higher zinc prices flowing through to raw material costs at our smelters, increased zinc concentrate consumption from our mines on a year-over-year basis (which smelter processing costs versus third-party concentrate, partially offsetting the volume effect), higher maintenance expenses across all mining operations (except for Atacocha), and unfavorable BRL appreciation impact on USD-reported costs at Brazilian operations. The 2% quarter-over-quarter increase reflects rising raw material costs from higher zinc prices and increased third-party concentrate consumption (driven by lower owned-mine output this quarter, as discussed in the Operational Performance section), partially offset by improved realized treatment charges of approximately US$145/t versus US$84/t in 4Q25.

Mineral Exploration, Project Evaluation, and Other Expenses

In 1Q26, we invested US$16 million in exploration and project evaluation, broadly flat versus 1Q25 and 37% lower than the US$25 million invested in 4Q25, reflecting normal phasing of drilling programs across the portfolio. We additionally allocated US$1 million to technology and community initiatives.

We reaffirm 2026 guidance for exploration, project evaluation, and other expenses as previously disclosed in our February 6, 2026 press release. Disbursements are expected to weight toward 2H26 as drilling programs at Vazante, Aripuanã, and the Cerro Pasco Complex advance.

Drilling Execution: During the quarter, we executed 7,446 meters of exploration drilling (106% of the 1Q26 target of approximately 7,000 meters) and 54,071 meters of mine infill drilling across our operating assets.

Site-level activity:

•	At Aripuanã, exploration efforts remained focused on target refinement and pipeline development. A TITAN geophysical survey is scheduled for 2Q26 to enhance subsurface understanding and support prioritization of future drilling.
•	At Vazante, exploration drilling is scheduled to commence in 2Q26, targeting confirmation of mineralization continuity and potential life-of-mine extension.
•	At Cerro Lindo, no mine-site exploration drilling is planned for 2026. Cerro Lindo's existing reserve base supports current life-of-mine plans without near-term exploration spend. District-scale opportunities continue to be evaluated under our greenfield exploration program.
•	At the Cerro Pasco Complex, drilling continued to demonstrate the depth continuity and high-grade nature of mineralization at the Integración target. Notable intercept: 64.65 meters grading 6.33% Zn, 2.71% Pb, 0.09% Cu, 502 g/t Ag, and 0.30 g/t Au, reinforcing the exploration potential of the district.

Updated 2026 program: We have revised the 2026 exploration drilling program to 66,805 meters, up 12% from the original plan of 59,870 meters, reflecting encouraging results and updated technical priorities. The additional drilling, concentrated at Namibia and the Cerro Pasco Complex, is being executed within our 2026 mineral exploration and project evaluation expense guidance, which remains unchanged.

We remain committed to replacing and expanding our mineral inventory, with infill drilling campaigns supporting resource classification upgrades across our key operations. These strategic investments are directed towards advancing our long-term resource development pipeline.

US$ million	1Q26	Guidance 2026
Exploration	13.9	68
Mineral Exploration	9.2	49
Mineral rights	1.1	8
Sustaining (mine development)	3.6	11

Project Evaluation	2.0	18

Exploration & Project Evaluation	15.9	86

Other	1.2	16
Technology	0.2	5
Communities	0.9	11

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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SG&A

In 1Q26, SG&A expenses totaled US$41 million, up 16% year-over-year. SG&A as a percentage of net revenues was 4.6%, down from 5.6% in 1Q25, reflecting operating leverage as revenues grew 42% year-over-year against a more measured cost base. The 16% year-over-year increase reflects higher workers’ participation expenses and unfavorable foreign exchange variations on Brazilian operations and overhead. Sequentially, SG&A increased by 1% compared to 4Q25, mainly reflecting higher workers’ participation accruals consistent with stronger 1Q26 earnings, partially offset by lower third-party services expenses.

Net financial results

Net financial results in 1Q26 amounted to a loss of US$10 million compared to a loss of US$113 million in 4Q25 – an improvement of US$103 million. This improvement was primarily driven by lower financial expenses, reflecting a significant decrease in interest on uncertain tax positions, a foreign exchange gain of US$23 million in 1Q26, reflecting the 5% appreciation of the Brazilian real against the U.S. dollar[1], compared to a foreign exchange loss of US$23 million in 4Q25, a US$46 million swing, and the positive impact from changes in fair value of derivative financial instruments.

Excluding foreign exchange effects, net financial results amounted to a loss of US$34 million in the quarter, compared to a loss of US$91 million in the previous quarter – an improvement of US$57 million, primarily reflecting the lower interest on uncertain tax positions described above.

US$ million	1Q26	4Q25	1Q25
Financial income	9.3	8.4	8.9
Financial expenses	(54.9)	(99.1)	(55.2)
Other financial items, net	35.4	(22.6)	45.7
Foreign exchange gain (loss)	23.2	(22.5)	44.8

Net financial result	(10.3)	(113.4)	(0.6)
Net financial result excluding FX	(33.5)	(90.9)	(45.4)

Net Income (Loss)

In 1Q26, net income amounted to US$118 million, compared to US$81 million in 4Q25 (+46%) and US$29 million in 1Q25 (+311%). Net Income attributable to Nexa’s shareholders was US$89 million, resulting in a basic and diluted earnings per share of US$0.67.

The quarter-over-quarter improvement was primarily driven by a 5% appreciation of the Brazilian real against the U.S. dollar, higher operating income reflecting lower mineral exploration and project evaluation expenses, a lower negative impact from fair value changes of offtake agreement, and the recognition of an impairment reversal related to individual assets. These positive items were partially offset by a decline in gross profit, reflecting the quarter-over-quarter revenue decline and higher cost as described in the Cost of Sales section.

The year-over-year increase from US$29 million reflects substantially higher operating income supported by stronger metal prices, increased smelting volumes, and the items described above.

Adjusted net income for the quarter was US$115 million, excluding miscellaneous adjustments, as detailed in the Net Income (Loss) reconciliation to Adjusted EBITDA section. On an attributable basis, this resulted in an adjusted net income of US$89 million in 1Q26, resulting in an adjusted basic and diluted earnings per share of US$0.67.

[1] In 1Q26, the Brazilian real / U.S. dollar (end of period) exchange rate was R$5.219 compared to R$5.502 in 4Q25.

Table of Contents	Earnings Release 1Q26

US$ million (except where otherwise indicated)	1Q26	4Q25	1Q25
Net Income	118.1	81.0	28.7
Attributable to Nexa's shareholders	89.3	50.4	11.8
Attributable to non-controlling interests	28.7	30.6	16.9
Basic and diluted earnings per share	0.67	0.38	0.09

Miscellaneous adjustments (1)	(2.9)	28.7	5.4
Attributable to Nexa's shareholders	(0.7)	29.3	9.5
Attributable to non-controlling interests	(2.2)	(0.6)	(4.1)
Basic and diluted miscellaneous adjustments per share	(0.01)	0.22	0.07

Adjusted net income	115.1	109.7	34.2
Attributable to Nexa's shareholders	88.6	79.7	21.4
Attributable to non-controlling interests	26.5	30.0	12.8
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439
Adjusted basic and diluted earnings per share	0.67	0.60	0.16

(1) Miscellaneous adjustments include: (i) Changes in fair value of offtake agreement; (ii) Impairment loss (reversal) of long-lived assets; (iii) Impairment (reversal) of other assets; (iv) Gain (Loss) on sale and write-off of property, plant and equipment; (v) Remeasurement in estimates of asset retirement obligations; (vi) Energy forward contracts; (vii) Other restoration obligations; (viii) Divestment and restructuring; (ix) Dividends received in cash; and (x) Remeasurement adjustment of streaming agreement.

Net Income reconciliation to Adjusted EBITDA

US$ million	1Q26	4Q25	1Q25
Net Income	118.1	81.0	28.7
Depreciation and amortization	77.4	65.1	65.8
Share in the results of associates	(6.1)	(6.1)	(4.9)
Net financial results	10.3	113.4	0.6
Income tax expense	85.9	17.9	29.5
EBITDA	285.6	271.2	119.8
Changes in fair value of offtake agreement (2)	2.2	26.9	10.5
Impairment loss (reversal) of long-lived assets (3)	(1.4)	12.5	0.3
Loss on sale and write-off of property, plant and equipment (4)	1.1	1.0	0.1
Remeasurement in estimates of asset retirement obligations (5)	(3.8)	(1.3)	0.8
Energy forward contracts (6)	(1.0)	(2.0)	(6.2)
Other restoration obligations (7)	-	(8.2)	(0.1)
Divestment and restructuring (8)	-	(7.7)	-
Dividends received in cash (9)	-	7.7	-
Adjusted EBITDA (1)	282.6	300.0	125.2

(1) Adjusted EBITDA excludes the items presented above in the “Net Income (Loss) reconciliation to Adjusted EBITDA.” For details on segment definition and accounting policy, please refer to explanatory note 2 in the Financial Statements.

(2) Non-cash adjustment: Derivative financial instrument related to the “Offtake agreement”.

(3) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal). Please refer to “Others – Impairment” section in this Earnings Release for further details.

(4) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(5) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

(6) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of our subsidiary, Pollarix and Nexa Energy.

(7) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(8) Expenses related to the effects of obligations of restructuring and divestment related to assets held for sale.

(9) Amount in cash dividend received from associates (currently, Enercan is our only associate), as our management considers this dividend part of the analysis of our energy costs.

Table of Contents	Earnings Release 1Q26

Adjusted EBITDA

In 1Q26, Adjusted EBITDA totaled US$283 million, up 126% from US$125 million in 1Q25. The net improvement was primarily driven by (i) higher by-products contribution of US$170 million, primarily reflecting stronger realized prices for silver, gold, copper, sulfuric acid and copper cement, combined with higher sales volume for copper cement and sulfuric acid; (ii) a positive net price effect of US$29 million from higher zinc prices; and (iii) US$23 million uplift from higher smelting sales volume. These positive impacts were partially offset by (iv) US$44 million in higher operational costs and G&A, mainly from higher maintenance expenses at mining operations and sales expenses at our mining operations, increased for workers’ participation bonuses in Peru, along with higher personnel expenses at our Brazilian operations and overhead; and (v) unfavorable foreign exchange impact of US$18 million from BRL appreciation against the U.S. dollar at our Brazilian operations.

Compared to 4Q25, Adjusted EBITDA decreased by 6%. This contraction was mainly attributed to (i) US$32 million higher operating costs and G&A, primarily reflecting increased consumption of third-party concentrate at higher unit costs due to lower owned-mine production this quarter; and (ii) a US$23 million unfavorable charge related to non-recurring items and silver streaming dynamics, comprising the absence of the cash dividend received from Enercan in the previous quarter, the mark-to-market impact on Cerro Lindo's silver streaming agreement, which became less favorable as silver prices rose (the contractually fixed delivery price under the stream means rising spot prices increase the opportunity cost of streamed deliveries), and the absence of insurance indemnity paid in the previous quarter related to the Juiz de Fora fire incident that occurred in 2024. These negative effects were partially offset by (iii) lower mineral exploration and project evaluation expenses of US$13 million; (iv) higher by-products contribution of US$12 million, reflecting stronger metal prices, higher payable silver content on concentrate sales at Aripuanã and El Porvenir, and higher sulfuric acid and copper cement prices; (v) a positive net price effect of US$8 million from higher zinc prices; and (vi) US$8 million higher smelting sales volume at Três Marias and Juiz de Fora.

Cash flows

US$ million	1Q26	4Q25	1Q25
Operating cash flow before working capital	308.0	299.3	165.1
Working Capital (“Variations in operating assets and liabilities”)	(282.7)	48.6	(274.2)
Net cash flows provided by (used in):
Operating activities	(55.6)	280.8	(184.7)
Investing activities	(69.8)	(111.2)	(31.8)
Financing activities	(6.1)	(122.5)	(13.6)
Foreign exchange effects on cash and cash equivalents	5.7	4.0	4.3
Increase (decrease) in cash and cash eq.	(125.8)	51.2	(225.7)
Cash and cash eq. at the beginning of the period	515.9	464.7	620.5
Cash and cash eq. at the end of the period (1)	390.1	515.9	394.8

(1) Does not include financial investments.

Note: For further details please refer to “Consolidated statement of cash flows” in the Financial Statements.

Table of Contents	Earnings Release 1Q26

In 1Q26, operating cash flow before working capital variations totaled US$308 million. Working capital variations had a negative impact of US$283 million, primarily due to (i) a US$169 million decrease in trade and confirming payables, reflecting higher supplier payments over new contracts, including the settlement of year-end confirming payables operations; (ii) a US$69 million decrease in other liabilities, primarily attributed to the offset of customer advances, the offset of tax credits in Brazil, and the reversal of profit-sharing provisions and lower employee bonus payments; (iii) a US$30 million increase in trade accounts receivables, reflecting higher billings due to increased zinc sales, and the expansion of the forfaiting program; and (iv) a US$15 million increase in inventories, reflecting higher finished products levels as part of our inventory build-up strategy for the year. After accounting for interest payments of US$23 million and tax payments of US$58 million, net cash used in operating activities amounted to US$56 million.

Net cash used in investing activities amounted to US$70 million in 1Q26, primarily including US$72 million in CapEx, partially offset by US$2 million from net sales of financial investments.

Net cash used in financing activities in the quarter totaled US$6 million, primarily due to US$25 million in dividends paid to non-controlling interests (Pollarix), along with US$21 million in payments of loans and financing, and lease liabilities, which were partially offset by a new US$40 million short-term loan effective during the quarter.

Foreign exchange effects on cash and cash equivalents had a positive impact of US$6 million in the quarter.

As a result, cash and cash equivalents (excluding financial investments) decreased by US$126 million in the quarter, totaling US$390 million at the end of the quarter.

Liquidity and Indebtedness

On March 31, 2026, Nexa’s gross debt[2] amounted to US$1,768 million, 4% higher compared to the balance on December 31, 2025, mainly reflecting a new US$40 million 6-month loan effective in March, bearing an interest rate of 4.69%, combined with unfavorable foreign exchange translation on BRL-denominated debt resulting from the 5% end-of-period appreciation of the Brazilian reals against the U.S. dollar.

At the end of the period, the total debt portfolio carried an average maturity of 7.2 years and an average interest rate of 6.27% at quarter-end. Near-term refinancing exposure is limited, with only 9% of debt (US$154 million) maturing through end-2027 against quarter-end available liquidity of US$716 million (US$396 million cash plus US$320 million undrawn RCF). Of total debt, 82% (US$1,451 million) was denominated in U.S. dollars and 18% (US$317 million) in Brazilian reais.

[2] Loans and financings (“gross debt”), excluding lease liabilities.

Table of Contents	Earnings Release 1Q26

In March 2026, Nexa entered into a Term Loan of Advance on Export Foreign Exchange Contract in the principal amount of US$40 million at an annual interest rate of 4.69%, with a six-month maturity, to be repaid in a single bullet installment including principal, interest, and applicable foreign exchange adjustments. The transaction enhanced short-term liquidity at favorable rates relative to other near-term funding alternatives.

As of March 31, 2026, our total liquidity (“cash and cash equivalents and financial investments”) stood at US$396 million, down 24% from December 31, 2025. This decrease was mainly driven by a US$283 million operating working capital and other variations outflow during the quarter, partially offset by the sequentially strong operating cash flow, and the new short-term loan.

Including our undrawn US$320 million sustainability-linked revolving credit facility, total available liquidity at quarter-end was US$716 million. Excluding the RCF, cash on hand alone is sufficient to cover all scheduled debt maturities through approximately 4 years.

At quarter end, Nexa’s net debt[3] totaled US$1,481 million compared to US$1,303 million at the end of 4Q25. Despite the higher net debt, the leverage ratio improved to 1.59x, from 1.69x at the end of 4Q25, driven by stronger LTM Adjusted EBITDA.

US$ million (except where otherwise indicated)	Mar 31, 2026	Dec 31, 2025	Mar 31, 2025
Gross Debt	1,768.1	1,706.0	1,781.9
Average cost of debt (%)	6.27%	6.49%	6.28%
Average maturity (yrs)	7.2	7.6	5.3
Liquidity (1)	396.0	521.6	401.2
Net debt	1,481.5	1,303.2	1,488.2
LTM Adjusted EBITDA	929.5	771.9	710.7
Leverage (Net debt/LTM Adj. EBITDA) (x)	1.59x	1.69x	2.09x

(1) Cash and cash equivalents and financial investments.

In addition to continuing to assess short-term and mid-term commodities prices, management continuously reviews Nexa’s capital structure, financial position, and the cost and maturity profile of our debt. Actions to improve the quantum and profile of outstanding debt, focusing on extending maturity, reducing average cost of debt and assessing financing alternatives, continue to be evaluated.

Credit Ratings

In April 2026, Fitch Ratings affirmed Nexa Resources S.A.'s 'BBB-' investment grade rating with a 'Stable' outlook, citing the Company's solid leverage profile, the ongoing ramp-up of Aripuanã, and resilience to zinc price volatility. Simultaneously, Fitch assigned Nexa Recursos Minerais S.A., the Company's Brazilian subsidiary, a first-time National Long-Term Rating of 'AAA(bra)' with a 'Stable' outlook, reflecting its strategic importance within the group.

[3] Net Debt, as defined as, Gross debt (US$1,768 million) minus cash and cash equivalents (US$390 million), minus financial investments (US$6 million), plus negative derivatives (US$8 million), plus Lease Liabilities (US$117 million). It does not include the financial instrument related to the offtake agreement.

Table of Contents	Earnings Release 1Q26

Capital Expenditures (“CAPEX”)

Nexa reaffirms its 2026 Capex guidance of US$381 million, as disclosed in our press release dated February 6, 2026.

Disbursements are expected to weight toward the upcoming quarters, consistent with project execution schedules at Cerro Pasco Phase I Integration Project, the Aripuanã fourth tailings filter commissioning, mine development at multiple operations, and overall sustaining expenditures.

In 1Q26, Nexa invested US$72 million, representing approximately 19% of full-year guidance, broadly consistent with the typical first-quarter CapEx pace of 20–25%. The 5% appreciation of the Brazilian real against the U.S. dollar had a negative translation impact of approximately US$1 million on BRL denominated CapEx.

Sustaining investments of US$16 million was directed toward equipment replacement and other operational maintenance across the asset base.

Mine development investments reached US$33 million in the quarter, related to underground access and orebody preparation, required to sustain production capacity, improve mine flexibility, and ensure safe operating conditions. Investment was concentrated at Aripuanã, where mine development is being accelerated ahead of the production uplift expected in 2H26 following commissioning of the fourth tailings filter.

Tailings Storage Facilities (“TSF”) investments accounted for US$21 million, with investments towards the phase I of the Cerro Pasco Integration Project, focused on the tailings pumping system, representing US$8 million in the quarter, in line with the project execution plan.

US$ million	1Q26	Guidance 2026
Non-Expansion	73.2	375
Sustaining	16.3	129
Mine Development	33.1	122
Tailings Storage Facilities ("TSF")	21.3	89
HS&E	2.3	27
Others (1)	0.2	8

Expansion projects	0.1	5

Reconciliation to Financial Statements (2)	(1.6)	-

TOTAL	71.7	381

(1) Modernization, innovation, energy and other investments.

(2) Includes amounts mainly related to capitalization of interest, net of advance payments for imported materials and tax credits, as reconciled to the Financial Statements.

-17-

Mining Operational Performance

Consolidated	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Treated Ore (kt)	2,906	3,309	3,048	(4.7%)	(12.2%)
Grade
Zinc (%)	3.28	3.25	2.62	0.66 p.p.	0.03 p.p.
Copper (%)	0.29	0.33	0.34	(0.05 p.p.)	(0.04 p.p.)
Lead (%)	0.66	0.69	0.54	0.13 p.p.	(0.02 p.p.)
Silver (oz/t)	1.06	1.13	1.05	1.0%	(6.9%)
Gold (oz/t)	0.005	0.007	0.005	(7.9%)	(31.2%)
Production | metal contained
Zinc (kt)	79.4	91.1	67.3	17.8%	(12.9%)
Copper (kt)	6.4	8.1	7.6	(15.9%)	(20.8%)
Lead (kt)	15.1	17.6	12.7	19.3%	(14.4%)
Silver (mmoz)	2.3	2.9	2.4	(3.0%)	(19.3%)
Gold (koz)	7.3	11.0	8.3	(12.6%)	(33.8%)
Zinc Equivalent (kt) (1)	141.6	184.5	145.8	(2.9%)	(23.3%)

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver, and gold contents to a zinc equivalent grade, assuming 2025 LME/LBMA average prices: Zn: US$1.30/lb; Cu: US$4.51/lb; Pb: US$0.89/lb; Ag: US$40.0/oz; Au: US$3,432/oz.

Operational Summary

Aripuanã achieved record quarterly zinc production of 13kt, surpassing the previous record of 12kt set in 4Q25, supported by higher grades. This was partially offset by transient operational disruptions at our Peruvian operations: heavy rainfall at Cerro Lindo, an illegal community blockade at Atacocha that began in late January and lasted approximately one month, and an unplanned hoisting system outage at El Porvenir's main production shaft from mid-January to mid-February.

First Quarter 2026 vs. First Quarter 2025

Treated ore volume decreased 5% year-over-year to 2,906kt, more than offset by higher head grades. Zinc head grade rose 0.66 p.p. to 3.28%, lifting zinc production 18% year-over-year to 79kt. Lead production rose 19% year-over-year to 15kt on higher grades. Copper production fell 16% year-over-year to 6kt, silver declined 3% year-over-year to 2.3 MMoz, and gold decreased 13% year-over-year to 7.3koz, reflecting planned mine sequencing and the resulting grade variability. Zinc equivalent production was 142kt, down 3% year-over-year at constant 2025 prices.

Sequential Performance (1Q26 vs. 4Q25)

Operational performance softened compared to the prior quarter. Zinc equivalent production fell 23% quarter-over-quarter to 142kt, reflecting both lower treated ore volumes (-12% quarter-over-quarter) and lower grades for copper, lead, silver, and gold while zinc grade rose modestly (+0.03 p.p.). The quarter-over-quarter decline was concentrated at Cerro Lindo (rainfall), El Porvenir (hoisting system outage) and Atacocha (illegal blockade), partially offset by Aripuanã's record performance.

Cerro Lindo, Peru

Cerro Lindo	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Treated Ore (kt)	1,363	1,500	1,498	(9.0%)	(9.1%)
Grade
Zinc (%)	1.78	1.81	1.31	0.46 p.p.	(0.03 p.p.)
Copper (%)	0.47	0.53	0.51	(0.04 p.p.)	(0.06 p.p.)
Lead (%)	0.25	0.26	0.20	0.04 p.p.	(0.02 p.p.)
Silver (oz/t)	0.75	0.93	0.78	(4.1%)	(19.8%)
Gold (oz/t)	0.002	0.004	0.002	(12.4%)	(62.0%)
Production | metal contained
Zinc (kt)	21.6	24.6	17.0	27.1%	(12.2%)
Copper (kt)	5.3	6.7	6.4	(16.0%)	(20.8%)
Lead (kt)	2.4	2.8	2.0	16.1%	(15.3%)
Silver (mmoz)	0.8	1.1	0.9	(10.5%)	(30.4%)
Gold (koz)	0.8	1.0	1.1	(33.0%)	(22.2%)
Costs (1)
Cost ROM (US$/t)	47.2	42.5	40.7	16.0%	11.0%
Cash cost (US$/lb)	(1.30)	(1.15)	(0.40)	221.8%	12.4%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

Table of Contents	Earnings Release 1Q26

In 1Q26, treated ore volume totaled 1,363kt, down 9% both year-over-year and quarter-over-quarter, reflecting heavy rainfall in the region (above historical seasonal norms) resulting in a temporary reduction in mining activity during the quarter. Operations returned to normal levels in April, and we continue to expect Cerro Lindo to operate within our 2026 mine plan.

The average zinc head grade of 1.78% rose 0.46 p.p. year-over-year and was broadly flat quarter-over-quarter. Zinc production reached 22kt, increasing 27% year-over-year, supported by the higher grade and partially offsetting the lower throughput. On a quarter-over-quarter basis, zinc production declined 12%, mainly driven by lower treated ore volumes.

Copper production totaled 5.3kt fell 16% year-over-year and 21% quarter-over-quarter, reflecting lower grades in both comparisons. Lead production reached 2.4kt, up 16% year-over-year supported by higher grades, while decreasing 15% quarter-over-quarter.

Silver Streaming

In April 2026, Cerro Lindo achieved the delivery threshold under its silver streaming agreement, reducing the portion of silver sold under the stream from 65% to 25%. As a result, an additional 40% of Cerro Lindo's silver production – equivalent to 1.2-1.3 MMoz annually at current production rates, will be retained by Nexa and sold at market prices. At current silver price levels, this transition is expected to support revenue and EBITDA growth from 2Q26 onwards.

El Porvenir, Peru

El Porvenir	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Treated Ore (kt)	418	540	508	(17.7%)	(22.6%)
Grade
Zinc (%)	2.72	2.79	2.64	0.08 p.p.	(0.07 p.p.)
Copper (%)	0.15	0.19	0.16	(0.02 p.p.)	(0.05 p.p.)
Lead (%)	1.40	1.24	1.33	0.07 p.p.	0.17 p.p.
Silver (oz/t)	2.51	2.21	2.36	6.5%	13.5%
Gold (oz/t)	0.009	0.008	0.009	(2.7%)	3.9%
Production | metal contained
Zinc (kt)	10.0	13.2	11.9	(16.2%)	(24.8%)
Copper (kt)	0.0	0.1	0.1	(50.7%)	(56.4%)
Lead (kt)	5.0	5.6	5.8	(14.1%)	(12.0%)
Silver (mmoz)	0.9	1.0	1.0	(13.8%)	(12.0%)
Gold (koz)	1.3	1.7	1.8	(28.1%)	(23.6%)
Costs (1)
Cost ROM (US$/t)	66.8	70.6	61.4	8.9%	(5.4%)
Cash cost (US$/lb)	(1.35)	(0.95)	(0.10)	1,254.0%	42.2%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

Table of Contents	Earnings Release 1Q26

In 1Q26, treated ore volume reached 418kt, decreasing 18% year-over-year and 23% quarter-over-quarter, reflecting a hoisting system outage at the main production shaft. The outage began in mid-January and was resolved in mid-February, constraining ore delivery to the processing plant during the quarter. The shaft is now operating at normal capacity, with ore stockpiles being rebuilt through 2Q26. We expect El Porvenir to operate within our 2026 production.

The average zinc head grade of 2.72% rose 0.08 p.p. year-over-year, while declining 0.07p.p. quarter-over-quarter. Zinc production totaled 10kt, declining 16% year-over-year and 25% quarter-over-quarter. The grade improvement was insufficient to offset the throughput shortfall.

Lead grade improved, rising 0.17 p.p. quarter-over-quarter to 1.40%, while silver grade rose 14% quarter-over-quarter to 2.51 oz/t, both at multi-quarter highs. Despite these grade improvements, lower throughput drove lead production down 14% year-over-year and 12% quarter-over-quarter, while silver output was down 14% year-over-year and 12% quarter-over-quarter.

Forward outlook: With the shaft constraint resolved, El Porvenir is well-positioned to deliver a higher by-products contribution in 2H26, supported by higher lead and silver grades and the current silver price environment.

We took advantage of the operational downtime to bring forward the plant's planned annual maintenance shutdown, which had been scheduled for later in 2026. Completing this maintenance now means El Porvenir enters the remainder of the year with the major scheduled work behind it. We continue to expect El Porvenir to operate within our 2026 mine plan and reaffirm production guidance for the operation.

Atacocha, Peru

Atacocha	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Treated Ore (kt)	280	392	312	(10.1%)	(28.5%)
Grade
Zinc (%)	0.99	1.07	0.98	0.02 p.p.	(0.07 p.p.)
Lead (%)	1.25	1.26	0.88	0.37 p.p.	(0.01 p.p.)
Silver (oz/t)	1.02	1.01	0.84	21.5%	1.1%
Gold (oz/t)	0.011	0.012	0.011	(4.7%)	(11.0%)
Production | metal contained
Zinc (kt)	2.2	3.4	2.5	(11.5%)	(34.4%)
Lead (kt)	3.0	4.2	2.3	29.9%	(28.7%)
Silver (mmoz)	0.2	0.3	0.2	16.8%	(27.8%)
Gold (koz)	1.7	2.8	2.0	(15.4%)	(38.6%)
Costs (1)
Cost ROM (US$/t)	37.6	35.4	39.9	(5.7%)	6.3%
Cash cost (US$/lb)	(4.24)	(3.47)	(0.41)	938.9%	22.1%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

Atacocha’s open pit operations were temporarily suspended in late January 2026 following a road access blockade by member of the Joraoniyoc community. Nexa pursued dialogue with the community and local authorities throughout the disruption, while complying with all existing community agreements. Operations resumed in late February, with the suspension lasting approximately one month.

Treated ore volume totaled 280kt in the quarter, decreasing 10% year-over-year and 28% quarter-over-quarter, reflecting the blockade-related disruption.

Zinc head grade was broadly stable at 0.99%. Zinc production totaled 2.2kt, declining 11% year-over-year and 34% quarter-over-quarter, with the throughput shortfall not offset by grade.

Table of Contents	Earnings Release 1Q26

Lead grade rose 0.37 p.p. year-over-year to 1.25%, supporting a 30% year-over-year increase in lead production to 3.0kt despite lower throughput. On a quarter-over-quarter basis, lead production fell 29% as the throughput shortfall dominated.

Silver grade rose 22% year-over-year to 1.02 oz/t, a multi-quarter high, supporting a 17% year-over-year increase in silver production to 241koz, despite the lower throughput. On a quarter-over-quarter basis, silver production fell 28% on reduced treated ore volumes.

Forward outlook: With the blockade resolved and lead and silver grades operating at higher levels, Atacocha is well-positioned to deliver a stronger by-products contribution in 2H26, particularly given current silver price levels.

Vazante, Brazil

Vazante	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Treated Ore (kt)	438	450	430	1.7%	(2.8%)
Grade
Zinc (%)	8.88	9.65	8.29	0.59 p.p.	(0.77 p.p.)
Lead (%)	0.26	0.30	0.29	(0.02 p.p.)	(0.04 p.p.)
Silver (oz/t)	0.46	0.63	0.66	(30.7%)	(27.7%)
Production | metal contained
Zinc (kt)	32.6	37.5	29.8	9.4%	(13.0%)
Lead (kt)	0.1	0.3	0.2	(16.9%)	(45.5%)
Silver (mmoz)	0.1	0.1	0.1	(27.4%)	(39.0%)
Costs (1)
Cost ROM (US$/t)	58.7	57.7	41.1	42.8%	1.7%
Cash cost (US$/lb)	0.57	0.30	0.53	7.2%	90.7%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

Vazante delivered better year-over-year zinc performance in 1Q26, supported by higher zinc head grades and treated ore volume, versus a 1Q25 base impacted by geotechnical issues.

Zinc production totaled 33kt, increasing 9% year-over-year, reflecting the stronger zinc grade of 8.88% (up 0.59 p.p. year-over-year). On a quarter-over-quarter basis, zinc production fell 13%, driven by a 0.77 p.p. grade decline from high 9.65% recorded in 4Q25 and in line with mine plan for the period, combined with lower throughput.

Silver grade declined in both comparisons, down 31% year-over-year and 28% quarter-over-quarter to 0.46 oz/t, driving production down 27% year-over-year and 39% quarter-over-quarter to 75koz. Lead production totaled 0.1kt, down 17% from 1Q25 and 46% from 4Q25, reflecting both lower grades and reduced throughput during the period. Lead is a minor by-product at Vazante and does not materially affect overall operation economics.

Aripuanã, Brazil

Aripuanã	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Treated Ore (kt)	406	427	300	35.6%	(4.9%)
Grade
Zinc (%)	4.43	4.17	2.70	1.74 p.p.	0.27 p.p.
Copper (%)	0.34	0.42	0.58	(0.23 p.p.)	(0.07 p.p.)
Lead (%)	1.34	1.37	0.86	0.48 p.p.	(0.04 p.p.)
Silver (oz/t)	1.27	1.13	0.93	36.4%	12.6%
Gold (oz/t)	0.013	0.018	0.017	(26.0%)	(29.0%)
Production | metal contained
Zinc (kt)	13.0	12.5	6.2	110.2%	4.4%
Copper (kt)	1.0	1.2	1.2	(13.1%)	(18.0%)
Lead (kt)	4.6	4.7	2.3	96.6%	(1.9%)
Silver (mmoz)	0.4	0.3	0.2	72.9%	10.9%
Gold (koz)	3.5	5.6	3.4	4.1%	(36.5%)
Costs (1)
Cost ROM (US$/t)	90.7	105.1	79.3	14.4%	(13.6%)
Cash cost (US$/lb)	(0.45)	(0.34)	0.56	(179.1%)	30.7%

(1) Our Cost ROM is measured against treated ore volume. Our cash cost net of by-products credits is measured against zinc sold per mine. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

Table of Contents	Earnings Release 1Q26

Aripuanã delivered the strongest performance of our portfolio in 1Q26, with zinc production reaching 13kt – the highest quarterly output since the mine reached commercial production. The result reflects improved operational stability, higher plant utilization, and meaningfully higher head grades. Plant utilization averaged 73% during the quarter, with peak daily rates regularly exceeding 85%.

Zinc production of 13kt rose 110% from 6.2kt in 1Q25 and 4% from 12.5kt in 4Q25, marking a new quarterly record. The year-over-year improvement reflects both higher zinc grades (4.43% vs 2.70%, up 1.74 p.p.) and a 36% increase in treated ore volumes to 406kt as the operation continues to ramp toward design capacity.

Lead production of 4.6kt nearly doubled year-over-year (+97%) on a combination of higher grades (1.34% vs 0.86%) and higher throughput. Silver production of 0.4MMoz rose 73% year-over-year, supported by a 36% year-over-year increase in silver grade to 1.27 oz/t. With silver prices at current levels, Aripuanã's by-products contribution has become a meaningful component of the operation's economics.

Copper production totaled 1kt in 1Q26, decreasing 13% year-over-year and 18% quarter-over-quarter, due to lower head grades in mined areas (0.34% vs 0.58% year-over-year).

Metallurgical recoveries improved across most metals (except for gold) compared to the previous quarter, reflecting continued operational optimization. Zinc recovery stood at 72% from 70% in 4Q25, while copper recovery averaged 73% and lead recovery reached 85%.

Treated ore declined 5% quarter-over-quarter to 406kt, reflecting tailings stockpiling restrictions during the rainy season, a known seasonal constraint at Aripuanã that the fourth tailings filter was designed to mitigate.

Construction and installation of the fourth tailings filter was completed in late April 2026 with commissioning beginning in early May and expected to conclude by month-end. The additional filtering capacity is intended to reduce the operation's reliance on weather conditions for tailings management, supporting more consistent throughput during heavy rainfall periods.

Guidance Tracker - Production

Nexa reaffirms its 2026 mining production guidance for all metals, as disclosed in our press release dated February 6, 2026, which we provided guidance for the 2026-2028 period.

1Q26 vs 2026 guidance

First-quarter performance represents approximately 24% of the midpoint of zinc guidance, 23% of copper guidance, 24% of lead guidance, and 22% of silver guidance. The lower silver run-rate primarily reflects the operational disruptions at Cerro Lindo (rainfall) and Atacocha (blockade), both of which have been addressed, as well as the lower silver grade at Vazante. We expect production to recover in 2H26 as Cerro Lindo and Atacocha return to normal run rates, El Porvenir's shaft constraint was resolved, and Aripuanã improves its current operating rate with the conclusion of the 4th tailings filter commissioning.

2Q26 outlook

On a consolidated basis, we expect zinc production to improve quarter-over-quarter across all primary metals.
Zinc production is expected to modestly increase, with higher throughput across the portfolio (except at Vazante, here lower grades and broadly stable volumes are expected) more than offsetting moderating grades at Cerro Lindo and Aripuanã. Zinc grade improvements are expected at El Porvenir, Atacocha, and Vazante.

Copper, lead, and silver production are all expected to improve, primarily reflecting higher throughput across our Peruvian operations following the resolution of the 1Q26 disruptions. Copper grades are expected to improve at El Porvenir and Aripuanã, and silver grades are expected to rise across the Peruvian portfolio.

Table of Contents	Earnings Release 1Q26

Consolidated Mining Production (Metal in concentrate)		1Q26	Guidance 2026
Zinc	kt	79	310	-	360
Copper	kt	6.4	26	-	30
Lead	kt	15	60	-	67
Silver	MMoz	2.3	10	-	11

Mining Financial performance

US$ million	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Net Revenues	460.4	531.7	313.2	47.0%	(13.4%)
Cost of Sales	(230.3)	(255.7)	(215.0)	7.1%	(9.9%)
Gross Profit	230.1	276.0	98.3	134.2%	(16.6%)
Adjusted EBITDA	231.4	265.8	93.7	147.0%	(12.9%)
Adjusted EBITDA Mrg. (%)	50.3%	50.0%	29.9%	20.4p.p.	0.3p.p.

Note: Financial performance pre-intersegment eliminations.

Net revenues for the mining segment totaled US$460 million in 1Q26, up 47% compared to 1Q25. This increase was primarily driven by stronger metal prices (except for lead), higher zinc and lead sales volumes, and a substantially higher LBMA silver price contribution, which was up 164% year-over-year. Compared to 4Q25, net revenues decreased by 13%, mainly reflecting lower production volumes across all metals (driven by the operational disruptions and seasonal factors discussed in the per-mine sections), partially offset by higher metal prices (except for lead).

Cost of sales in 1Q26 was US$230 million, up 7% compared to 1Q25, primarily reflecting higher zinc sales volume and increased operating costs (mainly related to maintenance expenses across all units, except for Atacocha). Compared to 4Q25, cost of sales declined 10%, mainly attributed to lower sales volumes, lower third-party services expenses and lower fixed costs.

Gross profit of US$230 million in 1Q26 more than doubled year-over-year (+134%) on the combination of higher revenues and disciplined cost management; on a quarter-over-quarter basis, gross profit fell 17% as the revenue decline outpaced the cost decline, while gross margin expanded from 31% in 1Q25 to 50% in 1Q26.

Reconciliation of realized prices

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

Adjusted EBITDA for the mining segment in 1Q26 totaled US$231 million, up 147% from US$94 million in 1Q25. This strong performance was driven by (i) higher by-products contribution of US$109 million, mainly due to higher silver and gold prices combined with higher silver sales volume at our Peruvian operations, with silver alone accounting for approximately US$99 million of this contribution, reflecting the 164% year-over-year price increase; (ii) a positive zinc net price effect of US$60 million; (iii) a positive impact of US$11 million from higher zinc and lead sales volumes at Aripuanã and Cerro Lindo, partially offset by lower copper sales; and (iv) a US$3 million reduction in TCs. These gains were partially offset by (v) US$35 million in higher operating costs and G&A, primarily reflecting higher maintenance and sales expenses mainly at Cerro Lindo and El Porvenir, increased workers’ participation bonuses in Peru consistent with stronger earnings, and higher rentals and leases expenses at our Peruvian operations; and (vi) unfavorable foreign exchange variations totaling US$11 million mainly impacting Brazilian operations.

Table of Contents	Earnings Release 1Q26

Compared to 4Q25, Adjusted EBITDA decreased by 13%. This performance was primarily driven by (i) a US$53 million loss from lower sales volumes across all metals, reflecting the operational disruptions discussed in the mining operation section (rainfall at Cerro Lindo, blockade at Atacocha, shaft constraint at El Porvenir); (ii) a US$12 million negative net price effect from mark-to-market adjustments on lead and copper prices; (iii) US$12 million in higher operating costs and G&A (same drivers of year-over-year performance); (iv) a US$5 million increase in TCs; and (v) unfavorable foreign exchange variations totaling US$2 million. These negative effects were partially offset by (vi) higher by-products contribution of US$48 million from stronger metal prices and higher silver concentrate payables at Aripuanã and El Porvenir; and (vii) lower mineral exploration and project evaluation expenses of US$11 million.

Mining Cost Performance

Consolidated Costs	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Cost ROM (US$/t)	56.9	56.4	47.9	18.8%	0.9%
Cerro Lindo	47.2	42.5	40.7	16.0%	11.0%
El Porvenir	66.8	70.6	61.4	8.9%	(5.4%)
Atacocha	37.6	35.4	39.9	(5.7%)	6.3%
Vazante	58.7	57.7	41.1	42.8%	1.7%
Aripuanã	90.7	105.1	79.3	14.4%	(13.6%)
Cash cost (US$/lb)	(0.76)	(0.58)	0.11	(757.8%)	30.6%
Cerro Lindo	(1.30)	(1.15)	(0.40)	221.8%	12.4%
El Porvenir	(1.35)	(0.95)	(0.10)	1,253.9%	42.2%
Atacocha	(4.24)	(3.47)	(0.41)	938.9%	22.1%
Vazante	0.57	0.30	0.53	7.2%	90.7%
Aripuanã	(0.45)	(0.34)	0.56	(179.1%)	30.7%
AISC (US$/lb)	(0.20)	0.01	0.49	(141.0%)	(3,423.7%)

Note: Our Cost ROM is measured against treated ore volume. Our cash cost and AISC (all in sustaining cash cost) are net of by-products credits, measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website. Cash cost and AISC exclude idle capacity costs of US$6.9 million at El Porvenir, and US$(0.8) million at Atacocha in 1Q26, and US$(0.9) million at El Porvenir in 4Q25.

Table of Contents	Earnings Release 1Q26

Run-of-mine mining cost

On a consolidated basis, run-of-mine mining cost averaged US$57/t in the quarter, up 19% year-on-year and broadly stable quarter-on-quarter.

The year-over-year increase reflects higher unit costs across all operations except Atacocha. The largest absolute moves were at Vazante (43%) year-over-year to US$58.7/t, reflecting BRL appreciation impact on USD-reported costs at this Brazilian operation, combined with higher maintenance, personnel, and variable costs. At Cerro Lindo (+16%), driven by lower throughput from rainfall and higher maintenance and variable costs; and Aripuanã (+14%), reflecting higher energy, maintenance, and variable costs as the operation is improving but not yet at its optimal cost structure.

Compared to 4Q25, stability at the consolidated level masks meaningful cross-currents at the asset level: lower throughput across all operations pushed unit costs higher at Cerro Lindo (+11%), Atacocha (+6%), and Vazante (+2%), while reduced operating costs at Aripuanã (-14%), primarily lower third-party services, and El Porvenir (-5%) provided the offset.

Cash cost net of by-products

On a consolidated basis, cash cost net of by-products improved to US$(0.76)/lb in 1Q26, compared to US$0.11/lb in 1Q25 and US$(0.58)/lb in 4Q25.

The transition to negative cash cost year-over-year (a US$0.87/lb improvement), primarily reflected higher by-product credits across the portfolio, with the largest contributions from Atacocha, El Porvenir, and Aripuanã, as well as higher zinc sales volumes at Aripuanã, Cerro Lindo and Vazante.

Quarter-over-quarter, the US$0.18/lb improvement reflected stronger by-products contribution from continued metal price strength, combined with lower operating costs at Aripuanã and El Porvenir.

Of note, four of our five mines operated at negative cash costs in 1Q26, supported by higher by-product prices, particularly silver. Vazante was the exception at US$0.57/lb, reflecting its lower by-products contribution relative to direct zinc-based operating costs.

AISC net of by-products

Consolidated AISC net of by-products improved to US$(0.20)/lb in 1Q26 from US$0.01/lb in 4Q25 and US$0.49/lb in 1Q25, primarily reflecting the cash cost improvement described above.

Guidance Tracker – Costs

Nexa reaffirms its 2026 mining cash cost guidance, as disclosed in our press release dated February 6, 2026.

In 1Q26, consolidated Cost ROM (run-of-mine mining cost) of US$56.9/t came in near the upper end of the 2026 guidance range of US$49.5–57.2/t, reflecting the slower production pace in the first quarter and temporary constrains in the Peruvian operations. Cost ROM is expected to decrease in 2Q26 on higher production volumes and lower maintenance expenses.

Cash cost net of by-products credits in 1Q26 of US$(0.76)/lb came in below the lower end of the 2026 guidance range of US$(0.11) to US$0.08/lb, primarily reflecting the strength of the by-products contribution. We expect the by-products tailwind to persist into 2Q26 given current metal price levels, alongside higher production volumes.

Consolidated Mining Operating costs		1Q26	Guidance 2026
Cost ROM	US$/t	56.9	49.5	-	57.2

Cash Cost	US$/lb	(0.76)	(0.11)	-	0.08

Note: Our cost ROM is measured with respect to treated ore volume. Our cash cost net of by-products credits is measured with respect to zinc sold.

Table of Contents	Earnings Release 1Q26

Mining Investments

US$ million	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Non-Expansion	60.1	90.0	35.0	71.9%	(33.2%)
Sustaining	5.8	45.7	5.1	13.5%	(87.4%)
Cerro Lindo	0.2	8.4	1.1	(82.3%)	(97.7%)
Cerro Pasco Complex	0.1	21.6	3.5	(96.4%)	(99.4%)
Vazante	0.2	0.8	0.3	(17.4%)	(72.7%)
Aripuanã	5.2	14.9	0.2	2,019.6%	(65.0%)
Mine Development	33.1	33.5	27.5	20.3%	(1.1%)
Cerro Lindo	8.6	9.4	10.0	(14.4%)	(8.6%)
Cerro Pasco Complex	7.1	10.0	8.1	(12.1%)	(28.7%)
Vazante	6.2	5.9	4.9	26.4%	5.7%
Aripuanã	11.1	8.2	4.4	150.9%	36.5%
Tailings Storage Facilities	20.1	8.6	2.0	895.0%	135.2%
HS&E	0.9	1.5	0.3	184.7%	(38.1%)
Others (1)	0.2	0.8	0.0	1,144.3%	(78.1%)

Expansion projects	0.1	0.4	0.1	(56.1%)	(82.0%)

TOTAL	60.2	90.3	35.1	71.4%	(33.4%)

(1) Includes modernization, innovation, energy and other investments.

In 1Q26, Nexa invested US$60 million in mining operations, up 71% year-over-year and down 33% quarter-over-quarter. The year-over-year increase reflects higher tailings storage facilities (“TSF”) and mine development expenditures; the quarter-over-quarter decline reflects lower sustaining capex consistent with the typical Q4-to-Q1 pattern.

Sustaining investments amounted to US$6 million during the quarter, 13% higher compared to 1Q25, due to higher spending at Aripuanã, partially offset by lower expenditures mainly at the Cerro Pasco Complex. Compared to 4Q25, sustaining expenditures decreased by 87%, reflecting the anticipated first quarter lower pace for equipment replacement, and other operational maintenance initiatives, in line with the execution of our annual maintenance schedule, we expect sustaining disbursements to increase in the upcoming quarters.

Mine development investments reached US$33 million in the quarter, up 20% compared to 1Q25, primarily reflecting accelerated investment at Aripuanã (+US$6.7M year-over-year) to improve mine flexibility ahead of the expected production increase in the second half of the year following the commissioning of the fourth tailings filter, and increased expenditures at Vazante. Compared to 4Q25, mine development investments was broadly flat, with lower spending at Cerro Lindo and the Cerro Pasco Complex, offsetting higher spending at Aripuanã and Vazante.

Tailings storage facilities investments accounted for US$20 million, up both quarter-over-quarter and year-over-year, primarily reflecting US$8 million for Phase I of the Cerro Pasco Integration Project (focused on the tailings pumping system) and US$12 million to expand Cerro Lindo’s dry-stacking storage capacity.

-26-

Smelting Operational Performance

Consolidated	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Production (kt)
Zinc metal	139.2	138.7	124.5	11.8%	0.4%
Zinc oxide	8.0	7.5	8.2	(3.2%)	6.8%
Total	147.2	146.1	132.8	10.9%	0.7%
Sales (kt)
Zinc metal	138.9	134.3	122.3	13.6%	3.5%
Zinc oxide	7.8	7.4	7.8	(0.5%)	5.3%
Total	146.7	141.7	130.1	12.7%	3.6%
By-products
Sulfuric Acid Production (kt)	199.9	195.4	188.9	5.8%	2.3%
Sulfuric Acid Sales (kt) (1)	152.8	160.0	134.6	13.5%	(4.5%)
Silver Content Sales (koz)	427.5	461.0	424.5	0.7%	(7.3%)
Copper Cement Sales (kt)	1.7	2.3	1.2	43.2%	(23.2%)

(1) A portion of the sulfuric acid produced is consumed within the process and/or internally transferred between operations.

In 1Q26, total production (zinc metal and oxide) of 147kt, rose 11% year-over-year and was broadly stable quarter-over-quarter, while zinc metal and oxide sales totaled 147kt in 1Q26, a 13% increase year-over-year and 4% quarter-over-quarter, supported by ongoing operational improvements at Três Marias and Juiz de Fora particularly at the hydrometallurgy and roasting areas, which enhanced overall plant efficiency, and continued solid performance at Cajamarquilla. The performance is consistent with the multi-year recovery plan at our Brazilian smelters and supports the segment's improved EBITDA contribution.

Sulfuric acid production rose 6% year-over-year and 2% quarter-over-quarter to 200kt, reflecting higher throughput at Três Marias and Juiz de Fora. Sulfuric acid sales of 153kt rose 14% year-over-year due to overall improved roaster performance at our Brazilian units, mainly at Juiz de Fora recovering from the slower pace in 1Q25 due to the fire incident at the electro-filters in December 2024 and declined 4% quarter-over-quarter due to increased internal consumption despite higher production volume. Silver content sales of 427koz were broadly flat year-over-year and declined 7% sequentially, reflecting lower recoveries at Cajamarquilla. Copper cement sales of 1.7kt increased 43% year-over-year and declined 23% quarter-over-quarter.

Cajamarquilla, Peru

Cajamarquilla	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Zinc (kt)
Metal production	85.4	89.5	82.3	3.7%	(4.5%)
Global Recovery (%)	93.3	94.3	94.4	(1.2 p.p.)	(1.0 p.p.)
Metal sales	84.5	88.8	81.1	4.2%	(4.9%)
By-products (kt)
Sulfuric Acid Production	147.4	147.3	147.9	(0.4%)	0.1%
Sulfuric Acid Sales	138.4	145.0	124.1	11.5%	(4.6%)
Silver Content Sales (koz)	411.8	451.2	414.6	(0.7%)	(8.7%)
Copper Cement Sales	1.7	2.2	1.2	43.2%	(19.3%)
Costs (US$/lb) (1)
Conversion cost	0.30	0.29	0.29	2.4%	3.6%
Cash cost	1.27	1.22	1.04	21.9%	4.1%

(1) Our conversion cost and cash cost net of by-products credits are measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

Table of Contents	Earnings Release 1Q26

In 1Q26, production at the Cajamarquilla smelter totaled 85kt, up 4% year-over-year, reflecting continued operational enhancements, while quarter-over-quarter production fell 5% driven by a planned 10-day roaster maintenance during the quarter.

Recovery rates averaged 93.3%, down from 94.4% in 1Q25 and 94.3% in 4Q25, resulted from higher levels of contaminants in the concentrate feed, particularly iron.

Zinc metal sales totaled 84kt in 1Q26, increasing 4% year-over-year and declining 5% quarter-over-quarter, in line with production.

Sulfuric acid production totaled 147kt was broadly flat in both comparisons. Silver content sales amounted to 412koz, decreasing in both comparisons on lower recoveries. Copper cement sales reached 1.7kt, increasing 43% compared to 1Q25 and declining 19% versus 4Q25.

Três Marias, Brazil

Três Marias	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Zinc (kt)
Metal production	36.3	32.8	31.0	17.1%	10.7%
Oxide production	8.0	7.5	8.2	(3.2%)	6.8%
Global Recovery (%)	88.5	91.0	87.8	0.7 p.p.	(2.5 p.p.)
Metal sales	36.3	30.4	29.4	23.6%	19.5%
Oxide sales	7.8	7.4	7.8	(0.5%)	5.3%
By-products (kt)
Sulfuric Acid Production	26.0	17.7	20.9	24.4%	46.6%
Sulfuric Acid Sales (1)	0.0	0.1	-	-	(100.0%)
Costs (US$/lb) (2)
Conversion cost	0.33	0.37	0.33	1.1%	(9.1%)
Cash cost	1.56	1.70	1.39	12.5%	(8.3%)

(1) The Três Marias smelter processes mainly silicate concentrate and therefore requires higher sulfuric acid consumption, which is supplied by the Juiz de Fora smelter.

(2) Our conversion cost and cash cost net of by-products credits are measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In Três Marias, total production (zinc metal + oxide) reached 44kt in 1Q26, up 13% from 1Q25 and 10% from 4Q25, among the strongest quarterly performances in recent years and clear evidence of our operational stabilization plan delivering results.

Zinc metal production of 36kt rose 17% year-over-year and 11% quarter-over-quarter, while zinc oxide production of 8kt was broadly stable in both comparisons.

Recovery rates averaged 88.5%, improving from 87.8% in 1Q25 and decreasing from 91.0% in 4Q25, in line with the expected trajectory under the ongoing stabilization plan and planned concentrate feed.

Zinc metal sales amounted to 36kt, up 24% year-over-year and 19% quarter-over-quarter, with the quarter-over-quarter uplift reflecting drawdown of inventory built in 4Q25. Zinc oxide sales of 7.8kt were broadly flat year-over-year.

Sulfuric acid production of 26kt rose 24% year-over-year and 47% quarter-over-quarter, reflecting higher throughput of sulfide concentrate during the quarter. Três Marias’ primary feedstock is silicate concentrate from Vazante, the processing of which consumes sulfuric acid; the smelter therefore receives internal transfers of sulfuric acid from Juiz de Fora to meet its overall consumption requirements. As a result, Três Marias has minimal external sulfuric acid sales by design.

Table of Contents	Earnings Release 1Q26

Juiz de Fora, Brazil

Juiz de Fora	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Zinc (kt)
Metal production	17.5	16.3	11.2	56.2%	7.0%
Global Recovery (%)	91.9	92.1	94.5	(2.6 p.p.)	(0.3 p.p.)
Metal sales	18.1	15.0	11.9	52.7%	20.6%
By-products (kt)
Sulfuric Acid Production (1)	26.5	30.4	20.0	32.3%	(12.8%)
Sulfuric Acid Sales	14.4	14.9	10.6	36.1%	(2.9%)
Silver Content (koz)	15.6	9.8	9.9	58.1%	59.7%
Costs (US$/lb) (2)
Conversion cost	0.55	0.55	0.55	(0.3%)	(0.9%)
Cash cost	1.62	1.88	1.39	16.6%	(13.6%)

(1) Part of the sulfuric acid production is transferred to the Três Marias Smelter to be consumed in its process.

(2) Our conversion cost and cash cost net of by-products credits are measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website.

In 1Q26, production at Juiz de Fora reached 17.5kt of zinc, increasing 56% year-over-year and 7% quarter-over-quarter, representing the strongest year-over-year production growth in the smelting segment and clear evidence of the plant's recovery from prior operational challenges.

Recovery rates averaged 91.9%, decreasing from 94.5% in 1Q25 and 92.1% in 4Q25, reflecting higher EAF (“Electric Arc Furnace”) dust consumption, which increased the share of secondary mix generated reflecting better-than-expected waelz roaster performance, without proportional downstream processing.

Zinc metal sales totaled 18kt, up 53% year-over-year and 21% quarter-over-quarter, in line with the higher production volumes.

Sulfuric acid production reached 27kt in the quarter, increasing 32% compared to 1Q25, supported by improved operational stability. Compared to 4Q25, production declined 13%, reflecting temporary operational instabilities with the electro-filters, which are being addressed under the multi-year recovery plan at our Brazilian smelters. Silver content sales of 16koz rose 58% year-over-year and 60% quarter-over-quarter, supported by higher production volumes and improved silver recoveries.

Guidance Tracker - Sales

Nexa reaffirms its 2026 zinc smelting sales (metallic and oxide) guidance, as disclosed in our press release dated February 6, 2026.

1Q26 vs 2Q26 guidance

First-quarter sales represent approximately 25% of the midpoint of zinc metal guidance, 21% of zinc oxide guidance, and 25% of total sales guidance. Smelting is tracking on pace with full-year guidance.

2Q26 outlook

On a consolidated basis, smelter production is expected to remain solid. Cajamarquilla is expected to sustain high production levels following the completion of roaster maintenance in 1Q26. In Brazil, production is expected to continue improving at Três Marias and Juiz de Fora as plant stabilization initiatives advance.

Consolidated Smelting sales		1Q26	Guidance 2026
Zinc metal	kt	139	535	-	560
Zinc oxide	kt	8	35	-	40
Total Sales	kt	147	570	-	600

Smelting Financial performance

US$ million	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Net Revenues	608.6	573.2	453.6	34.2%	6.2%
Cost of Sales	(565.7)	(551.0)	(424.4)	33.3%	2.7%
Gross Profit	42.8	22.2	29.1	47.0%	92.9%
Adjusted EBITDA	51.1	34.1	31.3	63.1%	50.0%
Adjusted EBITDA Mrg. (%)	8.4%	5.9%	6.9%	1.5p.p.	2.5p.p.

Note: Financial performance pre-intersegment eliminations.

Table of Contents	Earnings Release 1Q26

Net revenues totaled US$609 million in 1Q26, up 34% compared to US$454 million in 1Q25, primarily driven by increased sales volume across all smelters (notably Três Marias and Juiz de Fora), higher zinc prices, stronger by products contribution, mainly associated to higher sulfuric acid sales volume. Compared to the previous quarter, net revenues increased by 6%, mainly reflecting increased sales volume at our Brazilian operations and stronger by-products contribution, partially offset by lower sales volume at Cajamarquilla due to the planned roaster maintenance.

Cost of sales totaled US$566 million in 1Q26 a 33% increase from US$424 million in 1Q25. This increase was mainly attributed to higher raw material costs (reflecting both higher zinc prices flowing through to concentrate purchases and higher sales volumes), combined with higher energy costs, maintenance activities, and personnel expenses. Sequentially, cost of sales increased 3% from 4Q25, primarily driven by higher sales volume, partially offset by lower maintenance expenses.

Gross profit of US$43 million nearly doubled quarter-over-quarter (+93%) and rose 47% year-over-year, with gross margin expanding to 7.0% in 1Q26 from 3.9% in 4Q25 and 6.4% in 1Q25.

Reconciliation of realized prices

Purchases of zinc in concentrate are initially recorded at provisional prices and with adjustments made after delivery based on the pricing terms specified in each contract. The difference between the provisional and the final price is recognized as a price adjustment in the period in which the transaction is concluded.

Sources of Zinc Concentrate to Nexa Smelters (kt)

In 1Q26, Nexa sourced 53% of its zinc concentrate from its own mines, with the remainder supplied by third parties and secondary feed. For internal transfers between mining and smelting segments, we apply our internal benchmark treatment charge (TC). For third-party suppliers, TCs are based on the annual benchmark TC, spot TCs, or annually negotiated contracts.

The 2026 benchmark TC, reportedly agreed between Korea Zinc and Teck in March 2026, was set at US$85/t of concentrate, up 6% from US$80/t in 2025. The reference benchmark TCs for 2026, 2025 and 2024 were US$85/t, US$80/t, and US$165/t of concentrate, respectively.

The historically low 2025 benchmark – and the modest 2026 recovery – reflect tight zinc concentrate market conditions, with smelter demand possibly exceeding mine supply growth.

To reduce earnings volatility from TC swings, Nexa applies a three-year rolling average to TCs in part of our third-party concentrate purchase contracts. Contracts are renewed at staggered intervals throughout the year. As a result, our realized TCs in any given period reflect a weighted blend of the current and two prior benchmark years rather than the current year alone.

Applying a simplified three-year rolling average to current and prior benchmarks (2024: US$165/t, 2025: US$80/t, 2026: US$85/t), the implied blended TC reference is approximately US$110/t, higher than the 2026 spot benchmark of US$85/t. This, in combination with contribution from by-products, is what cushions our smelting margins against the current depressed TC environment and supports the strong smelting EBITDA performance discussed in the Smelting Financial Performance section.

Table of Contents	Earnings Release 1Q26

Adjusted EBITDA for the smelting segment totaled US$51 million in 1Q26, up 63% compared to US$31 million in 1Q25. This improvement was driven by: (i) a US$25 million higher by-products contribution, primarily reflecting stronger realized prices for silver, sulfuric acid, and copper cement, combined with higher sales volumes; (ii) a positive US$11 million net price effect from higher prices and favorable mark-to-market adjustments on raw material purchases; and (iii) a positive US$6 million from higher sales volume across all smelters. These gains were partially offset by (iv) an US$8 million unfavorable foreign exchange impact at our Brazilian operations from BRL appreciation; (v) higher operating costs and G&A of US$6 million, mainly reflecting higher workers’ participation bonuses at Cajamarquilla (consistent with stronger earnings), as higher personnel and third-party services expenses at our Brazilian operations; and (vi) US$6 million lower realized TCs.

Compared to 4Q25, Adjusted EBITDA increased 50%. This improvement was mainly due to (i) higher realized TCs with a positive impact of US$14 million; (ii) lower operating costs and G&A of US$13 million reflecting increased use of secondary feed at Juiz de Fora and higher own-mine concentrate consumption at Três Marias; and (iii) a positive net price effect of US$10 million from higher zinc prices. These gains were partially offset by (iv) lower by-products contribution of US$7 million, reflecting negative mark-to-market adjustments on silver and copper prices that exceeded the benefit of higher realized prices; and (v) a US$12 million unfavorable on other variations for non-recurring items, reflecting the absence in 1Q26 of two positive 4Q25 items: an insurance indemnity related to the Juiz de Fora fire incident in December 2024, and the cash dividend received from Enercan.

Smelting Cost Performance

Consolidated Costs (US$/lb)	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Conversion cost	0.34	0.34	0.33	4.0%	(0.0%)
Cajamarquilla	0.30	0.29	0.29	2.4%	3.6%
Três Marias	0.33	0.37	0.33	1.1%	(9.7%)
Juiz de Fora	0.55	0.55	0.55	(0.3%)	(2.1%)
Cash cost	1.40	1.41	1.17	19.5%	(1.2%)
Cajamarquilla	1.27	1.22	1.04	21.9%	4.1%
Três Marias	1.56	1.70	1.39	12.5%	(8.3%)
Juiz de Fora	1.62	1.88	1.39	16.6%	(13.6%)
AISC	1.48	1.57	1.25	17.7%	(5.8%)

Note: Our conversion cost, and cash cost net of by-products credits and AISC (all in sustaining cash cost) are measured against zinc sold. Refer to “Use of Non-IFRS Financial Measures” for further information. For a cash cost reconciliation to COGS, please refer to our Results Spreadsheet available at our website. Cash cost and AISC does exclude the cost of metal purchased for resale and idle capacity costs of US$2.1 million at Juiz de Fora in 1Q25.

Table of Contents	Earnings Release 1Q26

Conversion cost

In 1Q26, consolidated smelting conversion cost totaled US$0.34/lb, increasing 4% compared to 1Q25 and flat compared to 4Q25.

On a year-over-year basis, the increase reflects higher personnel and variable costs across the smelters, combined with unfavorable foreign exchange variations (BRL appreciation impact on USD-reported costs at Três Marias and Juiz de Fora), partially offset by higher zinc sales volumes spreading fixed costs over higher throughput.

Compared to 4Q25, the stable performance reflects two offsetting dynamics: higher sales volumes at the Brazilian smelters and lower maintenance and third-party expenses across operations were offset by higher energy costs at Cajamarquilla and higher variable costs associated with reagents and input costs.

Cash cost net of by-products

On a consolidated basis, cash cost net of by-products in 1Q26 of US$1.40/lb, rose 20% compared to 1Q25, primarily reflecting higher zinc prices flowing through raw material costs (concentrate purchases, combined with higher personnel, third-party services, and variable costs at the Brazilian smelters and unfavorable foreign exchange variations). These effects were partially offset by higher zinc sales volumes and by-product contributions.

At Três Marias and Juiz de Fora, the increase was primarily driven by higher zinc prices and operational costs (mainly related to personnel, third-party services and variable expenses), as well as unfavorable foreign exchange variations (BRL appreciation impact on Brazilian operations). Cajamarquilla was additionally affected by lower realized TCs. These pressures were partially offset by higher zinc sales volumes and stronger by-products credits.

Compared to the previous quarter, consolidated cash cost improved by 1%, mainly due to higher sales volumes at Três Marias and Juiz de Fora, stronger by-products contribution, and higher realized TCs, partially offset by higher operating costs at Cajamarquilla.

AISC net of by-products

On a consolidated basis, AISC net of by-products in 1Q26 was US$1.48/lb, up 18% compared to 1Q25, reflecting higher cash costs, and down 6% compared to 4Q25, driven by both lower cash costs and lower sustaining capital expenditures.

Guidance Tracker – Costs

Nexa reaffirms its 2026 smelting cash costs guidance, as disclosed in our press release dated February 6, 2026.

In 1Q26, consolidated smelting conversion cost of US$0.34/lb came in at the upper end of the 2026 guidance range, reflecting the slower production pace in the first quarter of the year. Conversion cost is expected to decrease in 2Q26 on higher production and sales volumes.

Cash cost net of by-products credits in 1Q26 of US$1.40/lb came in above the upper end of our 2026 guidance range, primarily reflecting higher zinc LME price flowing through to zinc concentrate purchases, combined with lower production volumes spreading costs over fewer pounds. Cash cost is expected to ease modestly in 2Q26 on higher production volumes, although current zinc price levels are expected to continue pressuring concentrate purchase costs.

Consolidated Smelting Operating costs		1Q26	Guidance 2026
Conversion Cost	US$/lb	0.34	0.31	-	0.34
Cash Cost	US$/lb	1.40	1.15	-	1.34

Note: Our conversion cost and cash cost net of by-products credits are measured with respect to zinc sold.

Table of Contents	Earnings Release 1Q26

Smelting Investments

US$ million	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
Non-Expansion	13.3	31.7	16.7	(20.5%)	(58.1%)
Sustaining	10.5	25.4	10.7	(1.5%)	(58.7%)
Cajamarquilla	5.7	16.5	6.9	(17.2%)	(65.6%)
Três Marias	1.4	2.0	1.4	4.9%	(28.4%)
Juiz de Fora	3.4	6.9	2.4	39.6%	(50.9%)
Tailings Storage Facilities	1.2	2.7	3.2	(62.0%)	(55.1%)
HS&E	1.4	3.5	2.8	(49.3%)	(59.7%)
Others (1)	0.2	0.1	0.1	39.3%	63.9%

Expansion projects	0.0	0.0	0.0	-	-

TOTAL	13.3	31.7	16.7	(20.5%)	(58.1%)

(1) Includes modernization, innovation, energy and other investments.

In 1Q26, Nexa invested US$13 million in its smelting operations, down 21% from 1Q25 and 58% from 4Q25.

The 21% year-over-year decline mainly reflects lower sustaining CapEx across all smelters combined with lower TSF and HS&E expenditures (consistent with the typical Q4-to-Q1 CapEx pattern that weights spend toward year-end).

Sustaining investments of US$10 million were broadly flat year-over-year and down 59% quarter-over-quarter. Sustaining spending is primarily directed toward equipment acquisitions, replacements, repairs, and other recurring operational needs. The quarter-over-quarter decline reflects lower expenditures at Cajamarquilla, partially offset by higher expenditures at Três Marias and Juiz de Fora consistent with the execution of the 2026 annual maintenance schedule.

Table of Contents	Earnings Release 1Q26

Market Scenario

Metal Prices

Metal Prices	1Q26		4Q25		1Q25		∆ YoY	∆ QoQ
	US$/t	US$/lb	US$/t	US$/lb	US$/t	US$/lb
Zinc	3,241	1.47	3,165	1.44	2,838	1.29	14.2%	2.4%
Copper	12,844	5.83	11,092	5.03	9,340	4.24	37.5%	15.8%
Lead	1,931	0.88	1,970	0.89	1,970	0.89	(2.0%)	(2.0%)
Silver (US$/oz)	84.3	-	54.7	-	31.9	-	164.5%	54.1%
Gold (US$/oz)	4,873	-	4,135	-	2,860	-	70.4%	17.8%

Source: Bloomberg

Zinc: Concentrate tightness sustains price support; smelter margins remain compressed by low TCs, with some relief from by-products.

In 1Q26, the LME zinc price averaged US$3,241/t (US$1.47/lb), up 14% year-over-year and 2% quarter-over-quarter, supported by persistent supply constraints.

Concentrate tightness deepened during the quarter. Mine supply underperformed expectations on disruptions at several operations globally, and geopolitical tensions in the Middle East introduced new risks to concentrate flows through the Strait of Hormuz. Smelter economics bore the cost: spot treatment charges (TCs) in China held in negative territory at –US$17/t (smelters paying miners for concentrate), while imported TCs into China stood at US$17/t CIF – both well below historical norms. The 2026 benchmark TC of US$85/t (see Treatment Charges section) represents only a limited recovery from 2025’s low base, suggesting margin pressure will persist through the year.

By-products have provided some relief for smelters. Sulfuric acid prices have risen sharply in recent quarters, driven in part by supply constraints linked to Middle East tensions, partially offsetting the impact of low TCs on smelters economics.

Inventories remained low by historical standards. LME inventories held at approximately 100kt, while a temporary build in SHFE inventories reflected seasonal demand softness rather than a fundamental shift.

The outlook remains constructive. Tight concentrate availability, low inventories, and resilient demand should continue to support prices. Elevated European energy costs could again pressure regional smelter utilization, further tightening refined supply.

In Nexa's core markets, zinc demand declined 2% quarter-over-quarter, driven by temporary disruptions in Peru and softer industrial activity in Brazil. Demand should improve in 2Q26, supported by the Brazilian monetary easing cycle and a recovery in automotive and construction activity.

Copper: Fundamentals remain tight despite a policy-driven inventory overhang

In 2Q26, the LME copper price averaged US$12,844/t (US$5.83/lb), up 38% year-over-year and 16% quarter-over-quarter. Price action increasingly reflects fundamental supply constraints rather than cyclical demand.

Refined inventories reached multi-year highs during the quarter, concentrated in the United States ahead of pending tariff decisions. This inventory build appears policy-driven and temporary rather than indicative of underlying weakness. The more meaningful signal is at the concentrate level, where spot treatment and refining charges (TC/RCs) remained negative throughout the quarter.

A new risk emerged in 1Q26 around sulfur and sulfuric acid, critical inputs for solvent extraction-electrowinning (SX-EW) copper production. The Middle East's role in sulfur exports, combined with China's restrictions on sulfuric acid exports, has introduced downside risk to copper supply, particularly in Chile and the Democratic Republic of Congo. Even short-lived disruptions could translate into material production losses.

Nexa is well positioned in this environment. Sulfuric acid is a by-product of its smelting operations, and the Company is a net producer, with the majority of volumes sold to third parties. This limits exposure to input disruptions affecting other producers and supports operational resilience.

Near-term uncertainty around trade policy and inventory dynamics aside, medium and long-term fundamentals remain tight, anchored by electrification, the energy transition, and decarbonization.

Table of Contents	Earnings Release 1Q26

Lead: Balanced fundamentals anchor prices

In 1Q26, the LME lead price averaged US$1,931/t (US$0.88/lb), down 2% both year-over-year and quarter-over-quarter. The International Lead and Zinc Study Group projects global refined demand growth of 1% in 2026, with drivers remaining mixed: rising EV penetration continues to erode lead-acid battery demand, and Chinese consumption is expected to contract, partially offset by growth in Europe and the United States, plus incremental demand from data center backup power and 5G infrastructure. On the supply side, deeply negative spot treatment charges signal concentrate tightness, though smelter economics are cushioned by strong sulfuric acid and precious metals by-product credits, a dynamic consistent with Nexa's integrated operations.

Precious Metals: Silver sets record before retracing; gold extends its rally

In 1Q26, silver averaged US$84.3/oz, reaching an all-time high of US$121.62/oz on January 29th before a sharp correction drove a peak-to-trough decline of over 40%. Underlying fundamentals remain supportive: the Silver Institute projects a sixth consecutive annual supply deficit in 2026, anchored by industrial demand from solar photovoltaics, electric vehicles, and the build-out of AI and data center infrastructure. Scaled-back expectations for Federal Reserve rate cuts and the unwinding of leveraged speculative positions introduced episodic pressure, but the combination of structural shortfall and sustained investment flows continues to underpin prices.

Gold averaged US$4,873/oz, up 70% year-over-year and 18% quarter-over-quarter, reaching an intra-quarter record near US$5,590/oz in late January before pulling back. Sustained central bank accumulation, particularly from emerging market economies, remains the dominant structural driver, complemented by safe-haven flows amid geopolitical tensions in the Middle East and ongoing uncertainty around Federal Reserve policy. Strong ETF inflows earlier in the quarter gave way to partial redemptions in March 2026, though sustained central bank demand and macro uncertainty continue to support prices.

Silver and gold by-product credits continue to reduce unit cash costs at Nexa's polymetallic operations.

Foreign Exchange

FX	1Q26	4Q25	1Q25	∆ YoY	∆ QoQ
BRL/USD (Average)	5.259	5.395	5.852	(10.1%)	(2.5%)
BRL/USD (End of period)	5.219	5.502	5.742	(9.1%)	(5.1%)
PEN/USD (Average)	3.390	3.385	3.700	(8.4%)	0.1%
PEN/USD (End of period)	3.478	3.363	3.677	(5.4%)	3.4%

Source: Bloomberg

Foreign Exchange: Local currencies strengthen on external tailwinds despite domestic political and policy cycles

In 1Q26, the Brazilian real averaged BRL 5.26/USD, appreciating approximately 10% year-over-year despite the onset of the domestic monetary easing cycle, which began with a 25-basis point cut in March. Appreciation was driven by external factors: broad U.S. dollar softness, favorable terms of trade supported by Brazilian commodity export strength, and still-wide real interest rate differentials, with Brazil's real policy rate (ex-inflation) remaining among the highest globally. The real continued to strengthen into April, approaching BRL 5.00/USD on commodity tailwinds and reduced expectations of further near-term easing.

The Peruvian sol averaged PEN 3.39/USD, also strengthening year-over-year. The first round of the general elections, held on April 12–13th, did not produce an outright winner, with a runoff scheduled for June 7th. Despite the political backdrop, the sol has remained among the most resilient currencies in the region, supported by Peru's external accounts and elevated copper prices.

Political cycles in both countries may introduce additional volatility as the year progresses, though current FX levels continue to reflect supportive external conditions.

Table of Contents	Earnings Release 1Q26

Others

Hedging Program — Gold and Silver

On December 16, 2025, Nexa initiated a revenue hedge program for a portion of expected 2026 gold and silver production from its Peruvian mining operations, consistent with the Company's hedging policy. The program uses Zero Cost Collar derivatives with monthly settlement dates running from January through December 2026, structured against forecast production volumes.

Under the program, hedges covering 1Q26 production have settled in January, February, and March 2026. Realized prices for hedged volumes may differ from prevailing market prices depending on the position of prices relative to the collar range. The impacts of the hedging instruments are initially recorded in Other Comprehensive Income (“OCI”) and recognized in earnings upon settlement of each tranche.

Silver Streaming Agreement

Nexa has been a party to a silver streaming agreement since 2016, covering silver production from the concessions at the Cerro Lindo mine in Peru that existed at that time. New concessions at Cerro Lindo or other Nexa operations are not subject to streaming arrangements, and silver production from these operations is sold entirely at market prices. Under the original terms, 65% of Cerro Lindo's silver production in concentrate was sold to the streamer at a contractually fixed delivery price, with the remaining 35% sold at prevailing market prices. The agreement included a delivery threshold of 19.5 MMoz, after which the streamer's share is contractually reduced. As of March 31, 2026, cumulative deliveries had reached approximately 19.3 MMoz, and the threshold was achieved with April 2026 deliveries, following which the streamer's share of Cerro Lindo's silver production has been reduced from 65% to 25%, and Nexa now sells the remaining 75% at prevailing market prices. The transition takes effect for production deliveries from May 2026, onwards, with the corresponding revenue and EBITDA benefit beginning to flow through the income statement in 2Q26.

Nexa expects to produce 3.0–3.3 MMoz of silver at Cerro Lindo in 2026, in line with our most recent guidance. The shift from 35% to 75% spot exposure on this production base represents an additional approximately 1.2–1.3 MMoz annualized of silver sold at market prices versus the prior arrangement.

Offtake agreement

Nexa has an offtake agreement for the copper concentrate produced at Aripuanã. The agreement covers the entire production for a five-year period beginning February 2023, subject to a total contracted volume of approximately 30,018 tonnes. Pricing is based on the lower of market prices or a contractual price cap. The Company has designated the offtake agreement at fair value through profit or loss under IFRS 9. As of March 31, 2026, the Company had delivered 13,549 tonnes under this agreement, resulting in a non-cash accumulated loss of US$5 million recognized in the income statement. For further information, please refer to explanatory note 10(e) of the Financial Statements.

Table of Contents	Earnings Release 1Q26

Risks and Uncertainties

Risk management is a key element of our business strategy and supports long-term value creation while reinforcing confidence among our stakeholders.

Nexa’s Enterprise Risk Management (“ERM”) Policy establishes a structured approach to identifying and managing risks across our operations, corporate functions and capital projects, and supports informed decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, updated annually, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team and the Board of Directors. The oversight of risk, responses and mitigation actions are delegated to the various committees of the Board according to the nature of the risk and the respective board committee’s area of responsibility. The Audit Committee is responsible for financial reporting, fraud and compliance risk as well as oversight of the risk management process, policies and procedures. The Audit Committee is also responsible for oversight of cybersecurity risk management, as described below. The Finance Committee is responsible for the financial risks as well as the oversight of the financial risk management policy as described below. The Compensation, Nominating and Governance Committee is responsible for the mitigation of risks associated with the Company’s compensation policies, among others. The Sustainability and Capital Projects Committee monitors compliance with applicable laws and policies and oversight the suitability and effectiveness of the Company’s risk management processes with respect to sustainability matters and capital projects matters, including but not limited to, tailings facility management and emergency response plans.

Our operations are exposed to various inherent risks and uncertainties that could materially affect our business, operating performance, financial results, liquidity and strategic plans. These include, without limitation:

•	commodity price and demand volatility;
•	inflationary pressures, foreign exchange fluctuations and interest rate movements;
•	changes in economics and political conditions in the countries where we operate;
•	evolving global trade dynamics, including potential new tariffs, supply chain disruptions or shifts in trade policy;
•	ongoing geopolitical tensions and related impacts on global commodity markets and supply chains, such as the ongoing conflict between the United States and Iran, and the associated risk of broader regional or global escalation;
•	climate change impacts and increasingly frequent extreme weather events affecting operations, logistics and energy availability;
•	operational and technical risks inherent to mining, including safety, environmental and geotechnical challenges;
•	permitting, regulatory compliance and community relations risks that could affect production and cost structures;
•	cyber and information security risks;
•	capital availability and execution risks associated with growth projects and sustaining investments; and;
•	other factors.

Additional information regarding risks and uncertainties is included in our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR+ (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We define Adjusted EBITDA as net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividend received from associates; and (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, including: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations. For future periods, when applicable, management may exclude the impact of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period.

Table of Contents	Earnings Release 1Q26

We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results. This reflects the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period. Since 2024, our management includes the cash dividend received from associates (currently, Enercan is our only associate) as part of our Adjusted EBITDA calculation. Enercan is an equity method investee with which we have a long-term energy supply agreement. Energy is one of the key components of our costs; as the purpose of our equity investment in Enercan is to secure a reliable long-term energy supply, our management considers this cash dividend received from Enercan each year as part of its analysis of our energy costs for such year.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, B.Geo., FAusIMM(Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

Table of Contents	Earnings Release 1Q26

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, policy shifts affecting cross-border commerce and supply chains, and ongoing geopolitical tensions and retaliatory measures, such as the conflict between the United States and Iran, which may give rise to heightened global security risks and economic uncertainty, including the potential escalation into broader regional or global conflict. Such developments could disrupt global supply chains, adversely affecting production levels, investment decisions, and demand for our products, leading to higher and more volatile oil, gas and commodity prices, and cause dislocations in global financial markets, thereby further exacerbating existing macroeconomic pressures, including inflation and rising interest rates. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CapEx expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

Table of Contents	Earnings Release 1Q26

Appendix

Income Statement

US$ million	1Q26	4Q25	1Q25
Net Revenues	888.3	903.0	627.1
Cost of sales	(616.2)	(603.2)	(500.6)
Gross Profit	272.1	299.8	126.6
SG&A	(40.6)	(40.2)	(35.1)
Mineral Exploration and Project Evaluation	(16.1)	(26.6)	(16.0)
Impairment reversal (loss) of long-lived assets	1.4	(12.5)	(0.3)
Other income and expenses, net	(8.6)	(14.4)	(21.2)
Operating income	208.2	206.2	54.0
Share in the results of associates	6.1	6.1	4.9
Net Financial Results	(10.3)	(113.4)	(0.6)
Financial income	9.3	8.4	8.9
Financial expenses	(54.9)	(99.1)	(55.2)
Other financial items, net	35.4	(22.6)	45.7
Depreciation and amortization	(77.4)	(65.1)	(65.8)
Adjusted EBITDA	282.6	300.0	125.2
Adj. EBITDA margin	31.8%	33.2%	20.0%
Income tax expense	(85.9)	(17.9)	(29.5)
Net Income	118.1	81.0	28.7
Attributable to Nexa's shareholders	89.3	50.4	11.8
Attributable to non-controlling interests	28.7	30.6	16.9
Weighted average number of outstanding shares – in thousand	132,439	132,439	132,439
Basic and diluted earnings per share – (in US$)	0.67	0.38	0.09
Adjusted Net Income	115.1	109.7	34.2
Adjusted basic and diluted earnings per share – (in US$)	0.67	0.60	0.16

Table of Contents	Earnings Release 1Q26

Consolidated statement of cash flows – Reconciliation

Nexa manages and reports Operating cash flow before working capital variations. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories. Management believes this measure provides investors with better visibility of the operating cash flow performance and our capital allocation strategy.

US$ million	1Q26	4Q25	1Q25

Operating cash flow before working capital variations	308.0	299.3	165.1

Working capital variations	(282.7)	48.6	(274.2)
Decrease (increase) in assets
Trade accounts receivables	(30.0)	(59.5)	(11.9)
Inventory	(14.6)	(15.3)	(22.2)
Other financial instruments	1.0	(7.1)	2.7
Other assets	(1.0)	(0.2)	(60.6)
Increase (decrease) in liabilities
Trade payables	(98.1)	26.3	(120.5)
Confirming payables	(71.1)	90.9	(2.4)
Other liabilities	(68.9)	13.6	(59.3)
Cash provided by (used in) operating activities	25.3	348.0	(109.1)

Interest paid (1)	(22.5)	(48.4)	(31.5)
Income tax paid	(58.4)	(18.7)	(44.1)
Net cash provided by (used in) operating activities	(55.6)	280.8	(184.7)

Capital Expenditures ("CAPEX") (2)	(71.7)	(125.3)	(50.7)
Dividends paid/received (Net) (3)	(25.3)	2.2	(0.3)
New loans and debt repayment (4)	21.1	(113.9)	2.6
Foreign exchange effects	5.7	4.0	4.3
Other items (5)	0.1	3.3	3.1

Increase (Decrease) in cash and cash equivalents	(125.8)	51.2	(225.7)
Cash and cash equivalents at the beginning of the period	515.9	464.7	620.5
Cash and cash equivalents at the end of the period	390.1	515.9	394.8

Note: For further details please refer to “Consolidated statement of cash flows” in the Financial Statements.

(1) Includes: Interest paid on loans and financings; and Interest paid on lease liabilities.

(2) Includes: Additions of property, plant and equipment; and Additions of intangible assets. Refer to the “Capital Expenditures (“CAPEX”)” section of this earnings release for CAPEX breakdown.

(3) Includes: Dividends received; Dividends paid; Payments of share premium; and Dividends not withdrawn.

(4) Includes: Premium paid on bonds repurchase; Net sales (purchases) of financial investments; New loans and financings; Debt issue costs; Payments of loans and financings; Payments of lease liabilities; Payments of fair value debt; Bonds Repurchase; and Other high liquid short term investments.

(5) Includes: Subsidiary acquisition cash effects, net; Proceeds from the sale of property, plant and equipment; Proceeds from the sale of divestments and restructuring; Investments in equity instruments; Acquisition of additional shares in associates; Repurchase of the Company's own shares; Acquisition of non-controlling interests; Effects of transactions with non-controlling interest in subsidiary; Purchase of non-controlling interest shares; Purchase of stake in subsidiary from non-controlling shareholders; Contribution of non-controlling interest capital; and Capital contribution of non-controlling interest to subsidiary.

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